RICHEMONT

02015149

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

RECEIVED
FEB 12 2002
167

28 January 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press release and adverts announcing the interim results at 30 September 2001. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 171 248 9929 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Very truly yours,

pp Ellen Stifel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dw 2/15

COMPAGNIE FINANCIÈRE RICHEMONT AG
RIGISTRASSE 2 CH-6300 ZUG SWITZERLAND
TELEPHONE 041 710 33 22 TELEFAX 041 711 71 02 TELEX 862 336 CFR CH

RICHEMONT

INTERIM RESULTS

Richemont, the Swiss luxury goods group, announces its unaudited results for the six month period ended 30 September 2001

	September 2001		September 2000		
Sales	**€**	**1 836 m**	€	1 669 m	+ 10%
Operating profit	**€**	**253 m**	€	319 m	- 21%
Attributable profit					
- parent and subsidiaries	**€**	**165 m**	€	227 m	- 27%
- share of associated companies	**€**	**260 m**	€	236 m	+ 10%
- the Group	**€**	**425 m**	€	463 m	- 8%
Earnings per unit – fully diluted basis	**€**	**0.754**	€	0.823	- 8%

The results presented above exclude the effects of goodwill amortisation and exceptional items from both periods.

- Sales increased by 10 per cent to € 1 836 million, largely reflecting the inclusion for the first time of the sales of Jaeger-LeCoultre, IWC and A. Lange & Söhne. On a like-for-like basis, sales increased by 2 per cent from the prior year's level.

- Jewellery sales - being principally through Cartier and Van Cleef & Arpels - grew by 4 per cent in the period whilst watch sales, including the sales of the acquired businesses, grew by 14 per cent. Sales of writing instruments, reflecting the continuing success of Montblanc, increased by 18 per cent.

- Sales in Europe grew by 24 per cent, or by 8 per cent adjusting for sales reported by the newly acquired brands. In Asia, sales were some 5 per cent higher, reflecting the continued strength of the Japanese market, offset by weakness in other territories. In the Americas, sales fell by 6 per cent, as a result of the particularly poor economic environment in the United States.

- Operating expenses increased by 20 per cent, reflecting the continued investment in the Group's infrastructure, marketing and communication programmes, as well as the inclusion for the first time of the newly acquired watch brands. This resulted in an overall decline of 21 per cent in operating profit.

- The Group's equity accounted share of the results of its investment in British American Tobacco amounted to € 260 million, an increase of 10 per cent over the contribution from associated companies in the prior year.

- Richemont units were split in the ratio 100 to 1 with effect from 12 November 2001. Earnings per unit for the period on a fully diluted basis, restated to reflect the split, decreased by 8 per cent from € 0.823 to € 0.754.

Commentary

Commenting on the results, Mr Johann Rupert, Group Chief Executive said:

"Since October of last year, the luxury goods industry has experienced a slowdown in demand. In recent months this trend has been exacerbated, reflecting the worsening economic situation in the United States, Europe and Asia. The events of 11 September have clearly had a significant negative impact on the economic climate and the mood of all consumers. The outlook for the second half of the current year is therefore not promising.

Richemont's 'Maisons' have the capacity to endure these difficulties, having survived various slowdowns during the course of their respective histories. Their focus on products of enduring value in terms of jewellery, watches and writing instruments, together with the geographic balance of the Group's sales, add to their strength. This will enable them to continue to prosper once the economy improves and consumer confidence returns.

Over the past few years we have often expressed concerns about the sustainability of the 'boom economy', and have purposely avoided adding financial leverage to operating leverage. Richemont is thus in the fortunate position of having a sound balance sheet, with low financial leverage and a good cash flow from its interest in British American Tobacco. As such, the Group is well placed to weather the storm whilst continuing to invest in its underlying businesses."

Index

Appendices

Business Review

Sales and operating profit

The acquisition of Jaeger-LeCoultre, IWC and A. Lange & Söhne was completed in December 2000 and the results of these companies have been included in the Group's financial statements with effect from 1 January 2001. Sales and operating profit for the six months ended 30 September 2001 therefore include the full incremental impact of these acquisitions.

Sales in the six months under review reflected the depressed economic environment. On a like-for-like basis - reflecting sales of the newly acquired brands in the results of both the current and the prior periods - revenues to end-August 2001 showed growth of some 5 per cent. However, sales for the month of September declined by 13 per cent such that, for the six month period as a whole, like-for-like sales were 2 per cent above the level seen in the prior year. Including the results of the newly acquired entities only in the current period, sales increased by some 10 per cent overall.

	Sept 2001 € m	Sept 2000 € m	
Sales	**1 836**	1 669	+ 10%
Cost of sales	**(644)**	(565)	
Gross margin	**1 192**	1 104	+ 8%
Net operating expenses	**(939)**	(785)	+ 20%
Operating profit	**253**	319	- 21%

The decline in the gross margin percentage from 66.1 per cent to 64.9 per cent reflects a slightly negative impact of exchange rate movements, together with a shift in the Group's sales mix towards wholesale as a result of the inclusion of Jaeger-LeCoultre, IWC and A. Lange & Söhne for the first time.

Operating expenses increased by 20 per cent in the period, reflecting the continued investment in the Group's infrastructure, marketing and communication programmes, many of which were initiated over the course of the prior financial year. Also included for the first time in the results for the period under review are the costs associated with the newly acquired watch brands.

Infrastructure investments include the costs of establishing selling and distribution organisations in a number of regions. These regional structures will provide services across all of the Group's businesses and will facilitate the integration of the sales and distribution activities of Jaeger-LeCoultre, IWC and A. Lange & Söhne. This will be particularly true in territories where these brands are currently under-represented.

Van Cleef & Arpels has expanded its presence in the Japanese retail market through the acquisition of its distribution network there and Lancel has moved into the important U.S. market. The significant expansion of Montblanc's retail presence, particularly in the United States, has also increased its cost base. Linked in part to the expansion of these businesses, communications costs also rose during the period under review.

Recognising the need to meet the high standards of after-sales service demanded by clients, Richemont has also invested in enhancing its capabilities in this area. New regional after-sales service centres have been opened and others expanded to offer customers a faster response time for servicing and repairs. This strategy inevitably involves an increased cost base but will ensure an even higher standard of customer service in the future.

The significant increase in operating expenses resulted in an overall decline in operating profit of some 21 per cent to € 253 million.

Sales by product line

	Sept 2001 € m	Sept 2000 € m	
Jewellery	**394**	379	+ 4%
Watches	**877**	772	+ 14%
Gold and jewellery watches	**452**	374	+ 21%
Other watches	**425**	398	+ 7%
Leather goods	**138**	136	+ 1%
Writing instruments	**129**	109	+ 18%
Clothing and other	**298**	273	+ 9%
	1 836	1 669	+ 10%

Sales of jewellery product lines grew by 4 per cent over the same period last year. Cartier's classic jewellery collections, including the *Cartier de Lune* range launched in 2000, continued to perform well. The launch of the new *Alhambra* range by Van Cleef & Arpels was also well received.

Sales of watches include for the first time the results of Jaeger-LeCoultre, IWC and A. Lange & Söhne. Overall, watch sales increased by 14 per cent but, excluding the impact of acquisitions, fell by 3 per cent, reflecting a general weakness in demand. Gold and jewellery watch sales benefited from strong performances by Piaget and Vacheron Constantin together with the *Collection Privée* by Cartier.

Sales of leather goods showed a marginal improvement, a strong performance by Montblanc in this product area being offset by a decline at Dunhill. Sales by both Cartier and Lancel showed modest increases.

Montblanc's core writing instrument business performed strongly in the period under review, being the principal factor behind the 18 per cent growth reported in this product category. Montblanc is significantly expanding its retail distribution network, with a positive impact on both sales and gross margin percentage. The *Bohème* range continues to enjoy wide appeal and increased sales.

Clothing and other products have benefited from increased sales of fragrances and eyewear with new product launches from Cartier, Dunhill and Montblanc. Chloé has also enjoyed good growth, albeit from a small base. The repositioning of the Dunhill brand has seen a fall in sales as the transition is implemented across the company's markets.

Sales by region

	Sept 2001 €m	Sept 2000 €m	
Europe	**815**	657	+ 24%
Asia	**688**	658	+ 5%
Americas	**333**	354	- 6%
	1 836	1 669	+ 10%

In Europe, underlying sales excluding the impact of acquisitions grew by 8 per cent during the period. Jaeger-LeCoultre, IWC and A. Lange & Söhne are however strongly represented in this region such that, overall, sales increased by some 24 per cent to € 815 million.

In Asia as a whole, underlying sales were broadly in line with the prior year's levels, the increase of 5 per cent being largely due to the three watch brands being included for the first time. Within the region, sales in Japan grew by 6 per cent on a like-for-like basis.

Overall, sales in the Americas fell by 6 per cent over the six month period, the depressed market conditions being exacerbated by the reaction to the events of September 11. During the month of September alone, like-for-like sales in the United States declined by 42 per cent.

Sales by distribution channel

	Sept 2001 €m	Sept 2000 €m	
Retail sales	**722**	721	-
Wholesale sales	**1 114**	948	+ 18%
	1 836	1 669	+ 10%

The retail distribution channel showed no growth in sales for the six month period whilst wholesale sales on a like-for-like basis, increased by 3 per cent. The 18 per cent growth in wholesale sales therefore largely reflected the inclusion of Jaeger-LeCoultre, IWC and A. Lange & Söhne for the first time. Retail sales as a percentage of total sales moved from 43 per cent to 39 per cent. This reflected the change in distribution mix due to the inclusion of the three new watch brands for the first time.

At 30 September, the Group operated some 497 owned stores with a further 272 stores operated by external partners.

Consolidated profit and loss account

The summary profit and loss account as well as the earnings per unit information set out below is presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items from the results of both periods. A reconciliation of the profit and loss account on this basis to the result on a reported basis is presented as an appendix to this announcement.

	Sept 2001 € m	Sept 2000 € m
Operating profit	**253**	319
Net investment income / (expense)	**(26)**	5
Profit before taxation	**227**	324
Taxation	**(65)**	(96)
Profit after taxation	**162**	228
Minority interests	3	(1)
Attributable profit of the parent and its subsidiaries	**165**	227
Share of attributable profit of associates:	**260**	236
British American Tobacco	**260**	250
Hanover Direct	**-**	(14)
Attributable profit of the Group	**425**	463
Earnings per unit – basic	**€ 0.761**	€ 0.831
Earnings per unit – fully diluted	**€ 0.754**	€ 0.823

Net investment expense was € 26 million during the period, compared to income of € 5 million in the prior period. The realisation of part of the holding of preference shares in British American Tobacco in June 2000 gave the Group a net cash position for the latter part of the comparative period. In contrast, the Group has been in a net borrowing situation during the period under review, following the investment in Jaeger-LeCoultre, IWC and A. Lange & Söhne in December 2000. The prior period also reflected the inclusion of dividend income of € 18 million from the Group's investment in Vivendi, which was subsequently sold.

Earnings per unit

Following the 100 to 1 split of Richemont units on 12 November 2001, basic earnings per unit has been calculated by reference to the weighted average number of units outstanding during the period of 558.2 million (2000: 557.7 million) units and the attributable profit of the Group on an adjusted basis of € 425 million (2000: € 463 million) for the period. The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2000: 574.2 million units) and attributable profit on an adjusted basis for the period of € 433 million (2000: € 472 million) which reflects the notional additional interest of € 8 million (2000: € 9 million) which would have accrued to the company had the full number of units been outstanding during the period.

Associated companies

The Group's share of the results of associated companies increased by 10 per cent to € 260 million. Whereas the results for the comparative period included the Group's share of the losses reported by Hanover Direct as well as its share of the profit reported by British American Tobacco, the figure in respect of the current period is solely in respect of the Group's interest in British American Tobacco.

In June 2000, Richemont exercised its put options over one half of its holding of BAT preference shares, reducing its effective interest in that company from 23.3 per cent to 21.1 per cent for the latter part of that six month period. In the period under review, Richemont has equity accounted its effective 21.1 per cent interest in BAT for the full six month period.

Notwithstanding the reduction in its effective interest, Richemont's share of the results of BAT is some € 10 million higher at € 260 million. This reflects an increase of some 8 per cent in BAT's adjusted earnings per unit on a fully diluted basis, arguably the best measure of that company's underlying performance.

British American Tobacco performed well in the nine month period to end September. Sales volumes, at 602 billion cigarettes, were slightly above the prior year's level, with international brands increasing by more than 2 per cent in that period. BAT's key global brands achieved an overall growth of 9 per cent in the period.

Each of the company's operating regions contributed to the good overall performance. Profits were well ahead in all the main America-Pacific markets and, although market share in the US domestic business was down on the prior year, there are now some encouraging trends in the market place.

In Asia Pacific, profit increased despite deteriorating overall economic conditions in South-East Asia, while in Latin America profit benefited from good performances in several markets, where market shares were generally higher. In the Africa, Middle East and Central Asia region, excellent profit growth was combined with slightly higher volumes.

The underlying profit in Europe was also driven by volume growth, as the region continues to build on the benefits of the merger with Rothmans International. Volume increases reflected excellent growth in Eastern Europe, offset by market size reductions in the Netherlands, Belgium and the UK.

During the six month period under review, Richemont received a total of € 228 million in dividends from BAT. This comprised both the final dividend in respect of BAT's financial year ended 31 December 2000 and the 2001 interim dividend, received in September.

Consolidated cash flow statement

	Sept 2001 € m	Sept 2000 € m
Operating profit	**253**	319
Depreciation and other non-cash items	**91**	47
Increase in working capital	**(378)**	(79)
Net cash inflow / (outflow) from operating activities	**(34)**	287
Dividends received from associates	**228**	236
Returns on investments and servicing of finance	**(24)**	7
Taxation paid	**(117)**	(64)
Net acquisitions of tangible fixed assets	**(147)**	(82)
Buy-back of Richemont units	**-**	(142)
Proceeds on redemption of BAT preference shares	**-**	741
Proceeds of disposal of Vivendi shares	**-**	1 176
Other acquisitions and investments	**(154)**	(226)
Net cash inflow / (outflow) before financing activities	**(248)**	1 933
Repayment of long-term borrowings	**(69)**	(677)
Equity contribution by minority	**20**	-
Exchange rate effects	**23**	(39)
Increase / (decrease) in cash, cash equivalents and short-term borrowings	**(274)**	1 217
Cash and cash equivalents at beginning of period	**(375)**	(291)
Cash and cash equivalents at end of period	**(649)**	926

Net cash outflow from operating activities during the period amounted to € 34 million, the operating profit being more than offset by the higher level of working capital. This reflected the generally difficult trading environment and the shortfall in sales compared to planned levels.

Dividends received from associates reflects those received from BAT, being the final dividend in respect of BAT's financial year ended 31 December 2000 and the interim dividend in respect of the 2001 financial year.

Other acquisitions and investments during the period under review include the acquisition of a further 20 per cent interest in Van Cleef & Arpels, increasing the Group's effective interest from 60 per cent to 80 per cent. During the period under review, the Group has also strengthened its manufacturing base through the acquisition of Petitjean, a Swiss producer of watch components.

In June 2000, the Group put one half of its holding of BAT preference shares back to that company under the terms of the agreement relating to the merger of BAT and Rothmans International. The resultant proceeds totaled € 741 million. The proceeds from the disposal of the Group's interest in Vivendi in September 2000 totaled € 1 176 million.

Consolidated balance sheet

	30 Sept 2001 € m	31 March 2001 € m
Fixed assets		
Tangible	**779**	691
Investments in associated companies	**616**	507
Other investments	**419**	355
	1 814	1 553
Net working capital	**1 589**	1 482
Net operating assets	**3 403**	3 035
Goodwill	**5 910**	6 036
Net cash borrowings	**(1 255)**	(1 048)
Cash, cash equivalents and short-term borrowings	**(649)**	(375)
Long-term borrowings	**(606)**	(673)
Other long-term liabilities	**(158)**	(161)
	7 900	7 862
Capital employed		
Unitholders' funds	**7 810**	7 737
Minority interests	**90**	125
	7 900	7 862

Tangible fixed assets increased by € 88 million, largely reflecting further investment in the Group's retail network and manufacturing infrastructure, net of depreciation.

The increase in the investments in associated companies represents the increase in the Group's equity accounted share of the net assets of British American Tobacco.

Changes in unitholders' funds

	Sept 2001 € m	Sept 2000 € m
Profit attributable to unitholders on an adjusted basis	**425**	463
Goodwill amortisation	**(192)**	(151)
Exceptional items:	**(18)**	706
- gain on the sale of investment in Vivendi	-	533
- gain on partial disposal of BAT preference shares	-	189
- as reported by associated companies	(18)	(16)
Profit attributable to unitholders on a reported basis	**215**	1 018
Dividend declared	**(168)**	(133)
Unit based executive compensation scheme reserve	**41**	(142)
Translation and other adjustments	**(15)**	43
Net increase in unitholders' funds	**73**	786
Unitholders' funds at the beginning of the period	**7 737**	6 732
Unitholders' funds at the end of the period	**7 810**	7 518

Unitholders' funds increased by € 73 million during the period, the attributable profit for the period being offset by the dividend declared and accounting adjustments.

At the annual meeting of shareholders held in September 2001, a dividend of € 30 per unit (€ 0.30 per unit on a post-split basis) was approved, a total of € 168 million being paid to unitholders on 1 October 2001.

The increase in unitholders' funds in respect of the unit-based executive compensation scheme reserve reflects the value of units sold to executives under the Group's unit purchase scheme. In the prior period, the decrease in unitholders' funds related to the buy-back of units for the purposes of the unit purchase and related option schemes, net of sales to executives.

Accounting policies

The interim financial statements have been prepared in accordance with the same accounting policies as those set out on pages 51 to 53 of the Annual Report for the year to 31 March 2001.

Richemont will implement 'IAS 39-Financial Instruments' in its financial statements for the year ending 31 March 2002. No adjustment has been made in the financial statements for the period ended 30 September 2001 to reflect the requirements of this Accounting Standard on the basis that the adjustment is not material.

Swiss Stock Exchange compliance

These interim financial statements comply with the listing rules of the Swiss Stock Exchange.

Outlook for the year

Current trading conditions, as evidenced by the results of the first six-month period, are difficult. The effects of the global recession, compounded by more recent events, have seriously dampened consumer demand. Sales in the month of October, on a like-for-like basis, were some 8 per cent below last year's level and we do not expect to see any meaningful improvement in the critical pre-Christmas season. As in prior years, we will be commenting in mid-January on trading during the third quarter.

The programme of investment in the Group's manufacturing and distribution infrastructure, in marketing and in communication will continue. Nevertheless, additional steps have been taken to closely monitor and evaluate all administrative expenses and infrastructure programmes. In consequence, the rate of growth in operating expenses in the second six months is expected to be in the region of half that seen in the first six months. In the light of the slowdown in sales, however, we currently expect to see a significantly higher rate of decline in operating profit in the second six months compared with that reported in respect of the first half year.

We would emphasise that Richemont's long-term commitment to the development of its businesses remains unchanged. Significant investment programmes have been launched to consolidate the Group's position as a leader in the luxury watch industry. In Switzerland, the new Piaget factory in Geneva is now in full production and the construction of the third Cartier production facility in the canton of Fribourg is well advanced. Detailed design and planning work continues in respect of the new Vacheron Constantin headquarters and production centre in Geneva, whilst land has been acquired for the significant expansion of Jaeger-LeCoultre's Le Sentier factory. IWC's production capacity in Schaffhausen will also be expanded further. The Group's principal distribution facility in Fribourg, which is strategically located close to the various Swiss production centres, will also benefit from further investment and will become a focal point for the Group's IT infrastructure.

Richemont has a strong balance sheet and benefits from a significant dividend flow from its investment in British American Tobacco. The Group is, therefore, well able to weather the current economic downturn and has the resources to continue to invest in its core businesses for the future.

Whilst the current year - in contrast to the record performance seen last year - will be disappointing, we must not lose sight of the core values of the Group's businesses. Richemont's 'maisons' have a heritage, which, for most of them, goes back over a century. During that period there have been many setbacks but the inherent strength and appeal of the businesses have endured and allowed them to reach the prestigious positions they enjoy today. We therefore remain confident in the long-term potential for the future development of Richemont's businesses.

Nikolaus Senn	**Johann Rupert**
Chairman	**Group Chief Executive**
Compagnie Financière Richemont AG	Zug, 14 November 2001

Appendix 1

Consolidated profit and loss account on a reported basis

	Notes	Sept 2001 € m	Sept 2000 € m
Operating profit		**253**	319
Goodwill amortisation	1	**(91)**	(48)
Exceptional items	2	**-**	722
Profit before net investment income / (expense) and taxation		**162**	993
Net investment income / (expense)		**(26)**	5
Profit before taxation		**136**	998
Taxation		**(65)**	(96)
Profit after taxation		**71**	902
Minority interests		**2**	1
Attributable profit of the parent and its subsidiaries		**73**	903
Share of attributable profit of associates		**142**	115
Share of attributable profit on an adjusted basis		**260**	236
Goodwill amortisation in respect of associates		**(100)**	(105)
Share of exceptional items reported by associates		**(18)**	(16)
Attributable profit of the Group on a reported basis	3	**215**	1 018

A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:

	Notes	Sept 2001 € m	Sept 2000 € m
Attributable profit of the Group on a reported basis		**215**	1 018
Elimination of goodwill amortisation	1	**192**	151
Reported by the parent and its subsidiaries		**91**	48
In respect of associates		**100**	105
Minority interests		**1**	(2)
Elimination of exceptional items		**18**	(706)
Gain on the sale of investment in Vivendi		**-**	(533)
Gain on the partial disposal of BAT preference shares		**-**	(189)
Items reported by BAT		**18**	16
Attributable profit of the Group on an adjusted basis		**425**	463

Appendix 2

Exchange rates used in preparation of this report

The results of the Group's subsidiaries and associates which do not report in euros have been translated at average rates of exchange against the euro.

Average exchange rates against the euro	6 months to 30 Sept 2001	6 months to 30 Sept 2000
Pounds sterling	0.62	0.61
Swiss franc	1.52	1.55
U.S. dollar	0.88	0.92
Japanese yen	107.81	98.61
Closing exchange rates against the euro	**30 Sept 2001**	**30 Sept 2000**
Pounds sterling	0.62	0.60
Swiss franc	1.48	1.52
U.S. dollar	0.91	0.88
Japanese yen	108.43	94.93

FINANCIAL TIMES FRIDAY NOVEMBER 16 2001

RICHEMONT

INTERIM RESULTS

Richemont, the Swiss luxury goods group, announces its unaudited results for the six month period ended 30 September 2001

	September 2001	September 2000	
Sales	**€ 1 836 m**	€ 1 669 m	+ 10 %
Operating profit	**€ 253 m**	€ 319 m	- 21 %
Attributable profit			
– parent and subsidiaries	**€ 165 m**	€ 227 m	- 27 %
– share of associated companies	**€ 260 m**	€ 236 m	+ 10 %
– the Group	**€ 425 m**	€ 463 m	- 8 %
Earnings per unit – fully diluted basis	**€ 0.754**	€ 0.823	- 8 %

The results presented above exclude the effects of goodwill amortisation and exceptional items from both periods.

- Sales increased by 10 per cent to € 1 836 million, largely reflecting the inclusion for the first time of the sales of Jaeger-LeCoultre, IWC and A. Lange & Söhne. On a like-for-like basis, sales increased by 2 per cent from the prior year's level.
- Jewellery sales – being principally through Cartier and Van Cleef & Arpels – grew by 4 per cent in the period whilst watch sales, including the sales of the acquired businesses, grew by 14 per cent. Sales of writing instruments, reflecting the continuing success of Montblanc, increased by 18 per cent.
- Sales in Europe grew by 24 per cent, or by 8 per cent adjusting for sales reported by the newly acquired brands. In Asia, sales were some 5 per cent higher, reflecting the continued strength of the Japanese market, offset by weakness in other territories. In the Americas, sales fell by 6 per cent, as a result of the particularly poor economic environment in the United States.
- Operating expenses increased by 20 per cent, reflecting the continued investment in the Group's infrastructure, marketing and communication programmes, as well as the inclusion for the first time of the newly acquired watch brands. This resulted in an overall decline of 21 per cent in operating profit.
- The Group's equity accounted share of the results of its investment in British American Tobacco amounted to € 260 million, an increase of 10 per cent over the contribution from associated companies in the prior year.
- Richemont units were split in the ratio 100 to 1 with effect from 12 November 2001. Earnings per unit for the period on a fully diluted basis, restated to reflect the split, decreased by 8 per cent from € 0.823 to € 0.754.

Copies of the full text of the results announcement are available from the company's web site www.richemont.com or from the addresses below:

Compagnie Financière Richemont AG Rigistrasse 2 6300 Zug Switzerland
Telephone: +41 (0)41 710 33 22 Telefax: +41 (0)41 711 71 02

Richemont International Limited 15 Hill Street London W1J 5QT
Telephone: +44 (0)20 7499 2539 Telefax: +44 (0)20 7491 0524

RICHEMONT

RÉSULTATS SEMESTRIELS

Richemont, le groupe suisse de produits de luxe, a le plaisir d'annoncer les résultats non certifiés relatifs au semestre clos le 30 septembre 2001

	Septembre 2001	Septembre 2000	
Chiffre d'affaires	**€ 1 836 millions**	€ 1 669 millions	+ 10 %
Résultat d'exploitation	**€ 253 millions**	€ 319 millions	- 21 %
Résultat revenant aux porteurs d'unités			
– la Société et ses filiales	**€ 165 millions**	€ 227 millions	- 27 %
– la quote-part du résultat des sociétés mises en équivalence	**€ 260 millions**	€ 236 millions	+ 10 %
– le Groupe	**€ 425 millions**	€ 463 millions	- 8 %
Résultat par unité – entièrement dilué	**€ 0,754**	€ 0,823	- 8 %

Les chiffres présentés ci-dessus excluent l'impact de l'amortissement du goodwill et des éléments exceptionnels des résultats des deux périodes.

- Le chiffre d'affaires a augmenté de 10 pour cent pour atteindre € 1 836 millions, reflétant dans une large mesure la première prise en compte des ventes de Jaeger-LeCoultre, IWC et A. Lange & Söhne. Sur une base comparable, le chiffre d'affaires a enregistré une croissance de 2 pour cent par rapport à l'année précédente.
- Les ventes de joaillerie – provenant principalement de Cartier et Van Cleef & Arpels – ont augmenté de 4 pour cent dans la période, tandis que celles d'horlogerie, compte tenu de l'impact des ventes de ces nouvelles acquisitions, ont progressé de 14 pour cent. L'augmentation de 18 pour cent des ventes d'instruments d'écriture reflète le succès continu de Montblanc.
- En Europe, le chiffre d'affaires a progressé de 24 pour cent ou bien de 8 pour cent après retraitement des ventes réalisées par les nouvelles marques acquises. En Asie, les ventes ont augmenté de 5 pour cent, reflétant la persistance de la vigueur du marché japonais, tandis que les autres marchés restaient faibles. Dans les Continents américains, le chiffre d'affaires a diminué de 6 pour cent en raison d'un environnement économique particulièrement morose aux États-Unis.
- Les charges d'exploitation ont augmenté de 20 pour cent, reflétant la poursuite des investissements dans l'infrastructure du Groupe, les programmes de marketing et de communication, ainsi que la première intégration des nouvelles marques de montres dans les comptes du Groupe. Cette augmentation a entraîné une diminution de 21 pour cent du résultat d'exploitation.
- La quote-part du Groupe dans les résultats de British American Tobacco s'élève à € 260 millions, soit une augmentation de 10 pour cent par rapport à la contribution apportée l'année précédente par les sociétés mises en équivalence.
- Les unités de Richemont ont été divisées par 100, avec effet à compter du 12 novembre 2001. Le résultat par unité entièrement dilué pour la période, exprimé de manière à refléter la division de l'unité, a diminué de 8 pour cent, passant de € 0,823 à € 0,754.

Le texte complet de l'annonce des résultats peut être obtenu sur le site web de la société : www.richemont.com ou bien aux adresses suivantes :

Compagnie Financière Richemont AG Rigistrasse, 2 CH-6300 Zoug Suisse
Téléphone : +41 (0)41 710 33 22 Télécopie : +41 (0)41 711 71 02

Richemont International Limited 15 Hill Street London W1J 5QT
Téléphone : +44 (0)20 7499 2539 Télécopie : +44 (0)20 7491 0524

Basler Zeitung

Montag, 19. November 200
Nr. 270

RICHEMONT

HALBJAHRESBERICHT

Die schweizerische Luxusgütergruppe Richemont präsentiert das ungeprüfte Ergebnis für das am 30. September 2001 abgeschlossene Geschäftshalbjahr.

	September 2001	September 2000	
Umsatz	**€ 1 836 Mio.**	€ 1 669 Mio.	+ 10 %
Betriebsgewinn	**€ 235 Mio.**	€ 319 Mio.	- 21 %
Reingewinn			
– Muttergesellschaft und ihre Töchter	**€ 165 Mio.**	€ 227 Mio.	- 27 %
– Anteil der assoziierten Gesellschaften	**€ 260 Mio.**	€ 236 Mio.	+ 10 %
– Gruppe	**€ 425 Mio.**	€ 463 Mio.	- 8 %
Gewinn je Einheit – vollständig verwässert	**€ 0.754**	€ 0.823	- 8 %

In den oben dargestellten Ergebnissen bleiben Goodwill-Amortisation und ausserordentliche Positionen für beide Perioden unberücksichtigt.

- Der Umsatz erhöhte sich um 10 Prozent auf € 1 836 Millionen, was vor allem auf den erstmaligen Einbezug der Verkäufe von Jaeger-LeCoultre, IWC und A. Lange & Söhne zurückzuführen ist. Auf einer vergleichbaren Basis ist der Umsatz um 2 Prozent gegenüber der Vorjahresperiode angestiegen.
- Der Verkauf von Schmuckstücken – hauptsächlich durch Cartier und Van Cleef & Arpels – verzeichnete in der Berichtsperiode ein Wachstum von 4 Prozent, indessen stiegen die Uhrenverkäufe inklusive der zugekauften Geschäfte um 14 Prozent. Der Umsatz der Schreibinstrumente erhöhte sich um 18 Prozent und widerspiegelt somit den andauernden Erfolg von Montblanc.
- Der Verkauf in Europa verzeichnete ein Wachstum von 24 Prozent beziehungsweise 8 Prozent, nach Eliminierung des Umsatzes von neu akquirierten Marken. In Asien stiegen die Verkäufe um rund 5 Prozent, beruhend vorallem auf dem weiterhin starken japanischen Markt, im Gegensatz zu festgestellten Schwächen in anderen Gebieten. In Amerika nahm der Umsatz insbesondere aufgrund der schwachen Konjunktur der Vereinigten Staaten um 6 Prozent ab.
- Die Betriebskosten stiegen um 20 Prozent, was auf die weiteren Investitionen in die Infrastruktur der Gruppe, Auslagen für Marketing und Kommunikationsprogramme sowie auf den erstmaligen Einbezug der neuen Uhrenmarken zurückzuführen ist. Dies ergab einen gesamthaften Rückgang des Betriebsgewinns von 21 Prozent.
- Der Konzernanteil an den Ergebnissen der Investition in British American Tobacco war € 260 Millionen, was einen Anstieg von 10 Prozent gegenüber dem Anteil des Reingewinns von assoziierten Gesellschaften in der Vergleichsperiode des Vorjahres darstellt.
- Die Richemont Einheiten wurden mit Stichtag 12. November 2001 im Verhältnis 1:100 gesplittet. Der vollständig verwässerte Gewinn je Einheit, angepasst um den Split, ist in der Berichtsperiode um 8 Prozent von € 0.823 auf € 0.754 zurückgegangen.

Der vollständige Text der Pressemitteilung kann von der Webseite der Richemont unter www.richemont.com heruntergeladen werden oder unter folgenden Adressen angefordert werden :

Compagnie Financière Richemont AG Rigistrasse 2 CH-6300 Zug Switzerland
Telefon : +41 (0)41 710 33 22 Telefax : +41 (0)41 711 71 02

Richemont International Limited 15 Hill Street London W1J 5QT
Telefon : +44 (0)20 7499 2539 Telefax : +44 (0)20 7491 0524

Le Temps
19.11.01

RICHEMONT

RÉSULTATS SEMESTRIELS

Richemont, le groupe suisse de produits de luxe, a le plaisir d'annoncer les résultats non certifiés relatifs au semestre clos le 30 septembre 2001

	Septembre 2001	Septembre 2000	
Chiffre d'affaires	**€ 1 836 millions**	€ 1 669 millions	+ 10 %
Résultat d'exploitation	**€ 253 millions**	€ 319 millions	- 21 %
Résultat revenant aux porteurs d'unités			
– la Société et ses filiales	**€ 165 millions**	€ 227 millions	- 27 %
– la quote-part du résultat des sociétés mises en équivalence	**€ 260 millions**	€ 236 millions	+ 10 %
– le Groupe	**€ 425 millions**	€ 463 millions	- 8 %
Résultat par unité – entièrement dilué	**€ 0,754**	€ 0,823	- 8 %

Les chiffres présentés ci-dessus excluent l'impact de l'amortissement du goodwill et des éléments exceptionnels des résultats des deux périodes.

- Le chiffre d'affaires a augmenté de 10 pour cent pour atteindre € 1 836 millions, reflétant dans une large mesure la première prise en compte des ventes de Jaeger-LeCoultre, IWC et A. Lange & Söhne. Sur une base comparable, le chiffre d'affaires a enregistré une croissance de 2 pour cent par rapport à l'année précédente.
- Les ventes de joaillerie – provenant principalement de Cartier et Van Cleef & Arpels – ont augmenté de 4 pour cent dans la période, tandis que celles d'horlogerie, compte tenu de l'impact des ventes de ces nouvelles acquisitions, ont progressé de 14 pour cent. L'augmentation de 18 pour cent des ventes d'instruments d'écriture reflète le succès continu de Montblanc.
- En Europe, le chiffre d'affaires a progressé de 24 pour cent ou bien de 8 pour cent après retraitement des ventes réalisées par les nouvelles marques acquises. En Asie, les ventes ont augmenté de 5 pour cent, reflétant la persistance de la vigueur du marché japonais, tandis que les autres marchés restaient faibles. Dans les Continents américains, le chiffre d'affaires a diminué de 6 pour cent en raison d'un environnement économique particulièrement morose aux États-Unis.
- Les charges d'exploitation ont augmenté de 20 pour cent, reflétant la poursuite des investissements dans l'infrastructure du Groupe, les programmes de marketing et de communication, ainsi que la première intégration des nouvelles marques de montres dans les comptes du Groupe. Cette augmentation a entraîné une diminution de 21 pour cent du résultat d'exploitation.
- La quote-part du Groupe dans les résultats de British American Tobacco s'élève à € 260 millions, soit une augmentation de 10 pour cent par rapport à la contribution apportée l'année précédente par les sociétés mises en équivalence.
- Les unités de Richemont ont été divisées par 100, avec effet à compter du 12 novembre 2001. Le résultat par unité entièrement dilué pour la période, exprimé de manière à refléter la division de l'unité, a diminué de 8 pour cent, passant de € 0,823 à € 0,754.

Le texte complet de l'annonce des résultats peut être obtenu sur le site web de la société : www.richemont.com ou bien aux adresses suivantes :

Compagnie Financière Richemont AG Rigistrasse, 2 CH-6300 Zoug Suisse
Téléphone : +41 (0)41 710 33 22 Télécopie : +41 (0)41 711 71 02

Richemont International Limited 15 Hill Street London W1J 5QT
Téléphone : +44 (0)20 7499 2539 Télécopie : +44 (0)20 7491 0524

RICHEMONT

HALBJAHRESBERICHT

Die schweizerische Luxusgütergruppe Richemont präsentiert das ungeprüfte Ergebnis für das am 30. September 2001 abgeschlossene Geschäftshalbjahr.

	September 2001	September 2000	
Umsatz	**€ 1 836 Mio.**	€ 1 669 Mio.	+ 10 %
Betriebsgewinn	**€ 235 Mio.**	€ 319 Mio.	- 21 %
Reingewinn			
– Muttergesellschaft und ihre Töchter	**€ 165 Mio.**	€ 227 Mio.	- 27 %
– Anteil der assoziierten Gesellschaften	**€ 260 Mio.**	€ 236 Mio.	+ 10 %
– Gruppe	**€ 425 Mio.**	€ 463 Mio.	- 8 %
Gewinn je Einheit – vollständig verwässert	**€ 0.754**	€ 0.823	- 8 %

In den oben dargestellten Ergebnissen bleiben Goodwill-Amortisation und ausserordentliche Positionen für beide Perioden unberücksichtigt.

- Der Umsatz erhöhte sich um 10 Prozent auf € 1 836 Millionen, was vor allem auf den erstmaligen Einbezug der Verkäufe von Jaeger-LeCoultre, IWC und A. Lange & Söhne zurückzuführen ist. Auf einer vergleichbaren Basis ist der Umsatz um 2 Prozent gegenüber der Vorjahresperiode angestiegen.
- Der Verkauf von Schmuckstücken – hauptsächlich durch Cartier und Van Cleef & Arpels – verzeichnete in der Berichtsperiode ein Wachstum von 4 Prozent, indessen stiegen die Uhrenverkäufe inklusive der zugekauften Geschäfte um 14 Prozent. Der Umsatz der Schreibinstrumente erhöhte sich um 18 Prozent und widerspiegelt somit den andauernden Erfolg von Montblanc.
- Der Verkauf in Europa verzeichnete ein Wachstum von 24 Prozent beziehungsweise 8 Prozent, nach Eliminierung des Umsatzes von neu akquirierten Marken. In Asien stiegen die Verkäufe um rund 5 Prozent, beruhend vorallem auf dem weiterhin starken japanischen Markt, im Gegensatz zu festgestellten Schwächen in anderen Gebieten. In Amerika nahm der Umsatz insbesondere aufgrund der schwachen Konjunktur der Vereinigten Staaten um 6 Prozent ab.
- Die Betriebskosten stiegen um 20 Prozent, was auf die weiteren Investitionen in die Infrastruktur der Gruppe, Auslagen für Marketing und Kommunikationsprogramme sowie auf den erstmaligen Einbezug der neuen Uhrenmarken zurückzuführen ist. Dies ergab einen gesamthaften Rückgang des Betriebsgewinns von 21 Prozent.
- Der Konzernanteil an den Ergebnissen der Investition in British American Tobacco war € 260 Millionen, was einen Anstieg von 10 Prozent gegenüber dem Anteil des Reingewinns von assoziierten Gesellschaften in der Vergleichsperiode des Vorjahres darstellt.
- Die Richemont Einheiten wurden mit Stichtag 12. November 2001 im Verhältnis 1:100 gesplittet. Der vollständig verwässerte Gewinn je Einheit, angepasst um den Split, ist in der Berichtsperiode um 8 Prozent von € 0.823 auf € 0.754 zurückgegangen.

Der vollständige Text der Pressemitteilung kann von der Webseite der Richemont unter www.richemont.com heruntergeladen werden oder unter folgenden Adressen angefordert werden :

Compagnie Financière Richemont AG Rigistrasse 2 CH-6300 Zug Switzerland
Telefon : +41 (0)41 710 33 22 Telefax : +41 (0)41 711 71 02

Richemont International Limited 15 Hill Street London W1J 5QT
Telefon : +44 (0)20 7499 2539 Telefax : +44 (0)20 7491 0524

FIREISP7 SB2M

RICHEMONT

INTERIM RESULTS

Richemont, the Swiss luxury goods group, announces its unaudited results for the six months period 30 September 2001

	September 2001	September 2000	
Sales	€ 1 836 m	€ 1 669 m	+ 10%
Operating profit	€ 253 m	€ 319 m	- 21%
Attributable profit			
- parent and subsidiaries	€ 165 m	€ 227 m	- 27%
- share of associated companies	€ 260 m	€ 236 m	+ 10%
- the Group	€ 425 m	€ 463 m	- 8%
Earnings per unit – fully diluted basis	€ 0.754	€ 0.823	- 8%

The results presented above exclude the effects of goodwill amortisation and exceptional items from both periods.

- Sales increased by 10 per cent to €1 836 million, largely reflecting the inclusion for the first time of the sales of Jaeger-LeCoultre, IWC and A. Lange & Söhne. On a like-for-like basis, sales increased by 2 per cent from the prior year's level.
- Jewellery sales - being principally through Cartier and Van Cleef & Arpels - grew by 4 per cent in the period whilst watch sales, including the sales of the acquired businesses, grew by 14 per cent. Sales of writing instruments, reflecting the continuing success of Montblanc, increased by 18 per cent.
- Sales in Europe grew by 24 per cent, or by 8 per cent adjusting for sales reported by the newly acquired [illegible]. In Asia, sales were some 5 per cent higher, reflecting the continued strength [illegible] the Japanese market, offset by weakness in other territories. In the Americas, sales fell by 6 per cent, as a result of the particularly poor economic environment in the United States.
- Operating expenses increased by 20 per cent, reflecting the continued investment in the Group's infrastructure, marketing and communication programmes, as well as the inclusion for the first time of the newly acquired watch brands. This resulted in an overall decline of 21 per cent in operating profit.
- The Group's equity accounted share of the results of its investment in British American Tobacco amounted to €260 million, an increase of 10 per cent over the contribution from associated companies in the prior year.
- Richemont units were split in the ratio 100 to 1 with effect from 12 November 2001. Earnings per unit for the period on a fully diluted basis, restated to reflect the split, decreased by 8 per cent from €0.823 to €0.754.

Commentary

Commenting on the results, Mr Johann Rupert, Group Chief Executive said:

"Since October of last year, the luxury goods industry has experienced a slowdown in demand. In recent months this trend has been exacerbated, reflecting the worsening economic situation in the United States, Europe and Asia. The events of 11 September have clearly had a significant negative impact on the economic climate and the mood of all consumers. The outlook for the second half of the current year is therefore not promising.

Richemont's 'Maisons' have the capacity to endure these difficulties, having survived various slowdowns during the course of their respective histories. Their focus on products of enduring value in terms of jewellery, watches and writing instruments, together with the geographic balance of the Group's sales, add to their strength. This will enable them to continue to prosper once the economy improves and consumer confidence returns.

Over the past few years we have often expressed concerns about the sustainability of the 'boom economy', and have purposely avoided adding financial leverage to operating leverage. Richemont is thus in the fortunate position of having a sound balance sheet, with low financial leverage and a good cash flow from its interest in British American Tobacco. As such, the Group is well placed to weather the storm whilst continuing to invest in its underlying businesses."

Business Review

Sales and operating profit

The acquisition of Jaeger-LeCoultre, IWC and A. Lange & Söhne was completed in December 2000 and the results of these companies have been included in the Group's financial statements with effect from 1 January 2001. Sales and operating profit for the six months ended 30 September 2001 therefore include the full incremental impact of these acquisitions.

Sales in the six months under review reflected the depressed economic environment. On a like-for-like basis - reflecting sales of the newly acquired brands in the results of both the current and the prior periods - revenues to end-August 2001 showed growth of some 5 per cent. However, sales for the month of September declined by 13 per cent such that, for the six month period as a whole, like-for-like sales were 2 per cent above the level seen in the prior year. Including the results of the newly acquired entities only in the current period, sales increased by some 10 per cent overall.

	Sept. 2001 € m	Sept. 2000 € m	
Sales	1 836	1 669	+ 10%
Cost of sales	(644)	(565)	
Gross margin	1 192	1 104	+ 8%
Net operating expenses	(939)	(785)	+ 20%
Operating profit	253	319	- 21%

Sales of leather goods showed a marginal improvement, a strong performance by Montblanc in this product area being offset by a decline at Dunhill. Sales by both Cartier and Lancel showed modest increases.

Montblanc's core writing instrument business performed strongly in the period under review, being the principal factor behind the 18 per cent growth reported in this product category. Montblanc is significantly expanding its retail distribution network, with a positive impact on both sales and gross margin percentage.

[illegible]

	Sept. 2001 € m	Sept. 2000 € m
Operating profit	253	319
Net investment income / (expense)	(26)	5
Profit before taxation	227	324
Taxation	(65)	(96)
Profit after taxation	162	228
Minority interests	3	(1)
Attributable profit of the parent and its subsidiaries	165	227
Share of attributable profit of associates:	260	236
British American Tobacco	260	250
Hanover Direct	[illegible]	(14)
Attributable profit of the Group	425	463
Earnings per unit – basic	€0.761	€0.831
Earnings per unit – fully diluted	€0.754	€0.823

Net investment expense was €26 million during the period, compared to income of €5 million in the prior period. The realisation of part of the holding of preference shares in British American Tobacco in June 2000 gave the Group a net cash position for the latter part of the comparative period. In contrast, the Group has been in a net borrowing situation during the period under review, following the investment in Jaeger-LeCoultre, IWC and A. Lange & Söhne in December 2000. The prior period also reflected the inclusion of dividend income of €18 million from the Group's investment in Vivendi, which was subsequently sold.

Earnings per unit

Following the 100 to 1 split of Richemont units on 12 November 2001, basic earnings per unit has been calculated by reference to the weighted average number of units outstanding during the period of 558.2 million (2000: 557.7 million units) and the attributable profit of the Group on an adjusted basis of €425 million (2000: €463 million) for the period. The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2000: 574.2 million units) and attributable profit on an adjusted basis for the period of €433 million (2000: €472 million) which reflects the notional additional interest of €8 million (2000: €9 million) which would have accrued to the company had the full number of units been outstanding during the period.

Associated companies

The Group's share of the results of associated companies increased by 10 per cent to €260 million. Whereas the results for the comparative period included the Group's share of the losses reported by Hanover Direct as well as its share of the [illegible] profit reported by British American Tobacco, the figure in respect of the [illegible] period is solely in respect of the Group's interest in British American Tobacco.

In June 2000, Richemont exercised its put options over one half of its holding of

The decline in the gross margin percentage from 66.1 per cent to 64.9 per cent reflects a slightly negative impact of exchange rate movements, together with a shift in the Group's sales mix towards wholesale as a result of the inclusion of Jaeger-LeCoultre, IWC and A. Lange & Söhne for the first time.

Operating expenses increased by 20 per cent in the period, reflecting the continued investment in the Group's infrastructure, marketing and communication programmes, many of which were initiated over the course of the prior financial year. Also included for the first time in the results for the period under review are the costs associated with the newly acquired watch brands.

Infrastructure investments include the costs of establishing selling and distribution organisations in a number of regions. These regional structures will provide services across all of the Group's businesses and will facilitate the integration of the sales and distribution activities of Jaeger-LeCoultre, IWC and A. Lange & Söhne. This will be particularly true in territories where these brands are currently under-represented.

Van Cleef & Arpels has expanded its presence in the Japanese retail market through the acquisition of its distribution network there and Lancel has moved into the important U.S. market. The significant expansion of Montblanc's retail presence, particularly in the United States, has also increased its cost base. Linked in part to the expansion of these businesses, communications costs also rose during the period under review.

Recognising the need to meet the high standards of after-sales service demanded by clients, Richemont has also invested in enhancing its capabilities in this area. New regional after-sales service centres have been opened and others expanded to offer customers a faster response time for servicing and repairs. This strategy inevitably involves an increased cost base but will ensure an even higher standard of customer service in the future.

The significant increase in operating expenses resulted in an overall decline in operating profit of some 21 per cent to €253 million.

Sales by product line

	Sept. 2001 € m	Sept. 2000 € m	
Jewellery	394	379	+ 4%
Watches	877	772	+ 14%
Gold and jewellery watches	452	374	+ 21%
Other watches	425	398	+ 7%
Leather goods	138	136	+ 1%
Writing instruments	129	109	+ 18%
Clothing and other	298	273	+ 9%
	1 836	1 669	+ 10%

Sales of jewellery product lines grew by 4 per cent over the same period last year. Cartier's classic jewellery collections, including the *Cartier de Lune* range launched in 2000, continued to perform well. The launch of the new *Alhambra* range by Van Cleef & Arpels was also well received.

Sales of watches include for the first time the results of Jaeger-LeCoultre, IWC and A. Lange & Söhne. Overall, watch sales increased by 14 per cent but, excluding the impact of acquisitions, fell by 3 per cent, reflecting a general weakness in demand. Gold and jewellery watch sales benefited from strong performances by Piaget and Vacheron Constantin together with the *Collection Privée* by Cartier.

Clothing and other products have benefited from [illegible] eyewear with new product launches from Cartier, Dunhill and Montblanc. Chloé has also enjoyed good growth, albeit from a small base. The repositioning of the Dunhill brand has seen a fall in sales as the transition is implemented across the company's markets.

Sales by region

	Sept. 2001 € m	Sept. 2000 € m	
Europe	815	657	+ 24%
Asia	688	658	+ 5%
Americas	333	354	- 6%
	1 836	1 669	+ 10%

In Europe, underlying sales excluding the impact of acquisitions grew by 8 per cent during the period. Jaeger-LeCoultre, IWC and A. Lange & Söhne are however strongly represented in this region such that, overall, sales increased by some 24 per cent to €815 million.

In Asia as a whole, underlying sales were broadly in line with the prior year's levels, the increase of 5 per cent being largely due to the three watch brands being included for the first time. Within the region, sales in Japan grew by 6 per cent on a like-for-like basis.

Overall, sales in the Americas fell by 6 per cent over the six month period, the depressed market conditions being exacerbated by the reaction to the events of September 11. During the month of September alone, like-for-like sales in the United States declined by 42 per cent.

Sales by distribution channel

	Sept. 2001 € m	Sept. 2000 € m	
Retail sales	722	721	–
Wholesale sales	1 114	948	+ 18%
	1 836	1 669	+ 10%

The retail distribution channel showed no growth in sales for the six month period whilst wholesale sales on a like-for-like basis, increased by 3 per cent. The 18 per cent growth in wholesale sales therefore largely reflected the inclusion of Jaeger-LeCoultre, IWC and A. Lange & Söhne for the first time. Retail sales as a percentage of total sales moved from 43 per cent to 39 per cent. This reflected the change in distribution mix due to the inclusion of the three new watch brands for the first time.

At 30 September, the Group operated some 497 owned stores with a further 272 stores operated by external partners.

Consolidated profit and loss account

The summary profit and loss account as well as the earnings per unit information set out below is presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items from the results of both periods. A reconciliation of the profit and loss account on this basis to the result on a reported basis is presented as an appendix to this announcement.

period under review, Richemont has equity accounted its effective 21.1 per cent interest in BAT for the full six month period.

Notwithstanding the reduction in its effective interest, Richemont's share of the results of BAT is some €10 million higher at €260 million. This reflects an increase of some 8 per cent in BAT's adjusted earnings per unit on a fully diluted basis, arguably the best measure of that company's underlying performance.

British American Tobacco performed well in the nine month period to end September. Sales volumes, at 602 billion cigarettes, were slightly above the prior year's level, with international brands increasing by more than 2 per cent in that period. BAT's key global brands achieved an overall growth of 9 per cent in the period.

Each of the company's operating regions contributed to the good overall performance. Profits were well ahead in all the main America-Pacific markets and, although market share in the US domestic business was down on the prior year, there are now some encouraging trends in the market place.

In Asia Pacific, profit increased despite deteriorating overall economic conditions in South-East Asia, while in Latin America profit benefited from good performances in several markets, where market shares were generally higher. In the Africa, Middle East and Central Asia region, excellent profit growth was combined with slightly higher volumes.

The underlying profit in Europe was also driven by volume growth, as the region continues to build on the benefits of the merger with Rothmans International. Volume increases reflected excellent growth in Eastern Europe, offset by market size reductions in the Netherlands, Belgium and the UK.

During the six month period under review, Richemont received a total of €228 million in dividends from BAT. This comprised both the final dividend in respect of BAT's financial year ended 31 December 2000 and the 2001 interim dividend, received in September.

Consolidated cash flow statement

	Sept. 2001 € m	Sept. 2000 € m
Operating profit	253	319
Depreciation and other non-cash items	91	47
Increase in working capital	(378)	(79)
Net cash inflow/(outflow) from operating activities	(34)	287
Dividends received from associates	228	236
Returns on investments and servicing of finance	(24)	7
Taxation paid	(117)	(64)
Net acquisitions of tangible fixed assets	(147)	(82)
Buy-back of Richemont units	–	(142)
Proceeds on redemption of BAT preference shares	–	741
Proceeds on disposal of Vivendi shares	–	1 176
Other acquisitions and investments	(154)	(226)
Net cash inflow / (outflow) before financing activities	(248)	1 933
Repayment of long-term borrowings	(69)	(677)
Equity contribution by minority	20	–
Exchange rate effects	23	(39)
Increase/(decrease) in cash, cash equivalents and short-term borrowings	(274)	1 217
Cash and cash equivalents at beginning of year	(375)	(291)
Cash and cash equivalents at end of period	(649)	926

continued

RICHEMONT

INTERIM RESULTS *(continued)*

Net cash outflow from operating activities during the period amounted to €34 million, the operating profit being more than offset by the higher level of working capital. This reflected the generally difficult trading environment and the shortfall in sales compared to planned levels.

Dividends received from associates reflects those received from BAT, being the final dividend in respect of BAT's financial year ended 31 December 2000 and the interim dividend in respect of the 2001 financial year.

Other acquisitions and investments during the period under review include the acquisition of a further 20 per cent interest in Van Cleef & Arpels, increasing the Group's effective interest from 60 per cent to 80 per cent. During the period under review, the Group has also strengthened its manufacturing base through the acquisition of Petitjean, a Swiss producer of watch components.

In June 2000, the Group put one half of its holding of BAT preference shares back to that company under the terms of the agreement relating to the merger of BAT and Rothmans International. The resultant proceeds totaled €741 million. The proceeds from the disposal of the Group's interest in Vivendi in September 2000 totaled €1 176 million.

Consolidated balance sheet

	30 Sept. 2001 €m	31 March 2001 €m
Fixed assets		
Tangible	779	691
Investments in associated companies	616	507
Other investments	419	355
	1 814	1 553
Net working capital	1 589	1 482
Net operating assets	3 403	3 035
Goodwill	5 910	6 036
Net cash borrowings	(1 255)	(1 048)
Cash, cash equivalents and short-term borrowings	(649)	(375)
Long-term borrowings	(606)	(673)
Other long-term liabilities	(158)	(161)
	7 900	7 862
Capital employed		
Unitholders' funds	7 810	7 737
Minority interests	90	125
	7 900	7 862

Outlook for the year

Current trading conditions, as evidenced by the results of the first six-month period, are difficult. The effects of the global recession, compounded by more recent events, have seriously dampened consumer demand. Sales in the month of October, on a like-for-like basis, were some 8 per cent below last year's level and we do not expect to see any meaningful improvement in the critical pre-Christmas season. As in prior years, we will i ommen , in mid-January on trading during the third quarter.

The programme of investment in the Group's manufacturing and distribution infrastructure, in marketing and in communication will continue. Nevertheless, additional steps have been taken to closely monitor and evaluate all administrative expenses and infrastructure programmes. In consequence, the rate of growth in operating expenses in the second six months is expected to be in the region of half that seen in the first six months. In the light of the slowdown in sales, however, we currently expect to see a significantly higher rate of decline in operating profit in the second six months compared with that reported in respect of the first half year.

We would emphasise that Richemont's long-term commitment to the development of its businesses remains unchanged. Significant investment programmes have been launched to consolidate the Group's position as a leader in the luxury watch industry. In Switzerland, the new Piaget factory in Geneva is now in full production and the construction of the third Cartier production facility in the canton of Fribourg is well advanced. Detailed design and planning work continues in respect of the new Vacheron Const[illegible] head[illegible]rters and production centre in Geneva, whilst land has been acquire[illegible] for the [illegible]gnificant expansion of Jaeger-LeCoultre's Le Sentier factory. IWC's production capacity in Schaffhausen will also be expanded further. The Group's principal distribution facility in Fribourg, which is strategically located close to the various Swiss production centres, will also benefit from further investment and will become a focal point for the Group's IT infrastructure.

Richemont has a strong balance sheet and benefits from a significant dividend flow from its investment in British American Tobacco. The Group is, therefore, well able to weather the current economic downturn and has the resources to continue to invest in its core businesses for the future.

Whilst the current year - in contrast to the record performance seen last year - will be disappointing, we must not lose sight of the core values of the Group's businesses. Richemont's 'maisons' have a heritage, which, for most of them, goes back over a century. During that period there have been many setbacks but the inherent strength and appeal of the businesses have endured and allowed them to reach the prestigious positions they enjoy today. We therefore remain confident in the long-term potential for the future development of Richemont's businesses.

Nikolaus Senn
Chairman

Johann Rupert
Group Chief Executive

Compagnie Financière Richemont AG

Zug, 14 November 2001

Note 1 – Goodwill amortisation

The reported results reflect the Group's accounting policy of amortising goodwill through the consolidated profit and loss account. The goodwill amortisation charge at the pre-tax profit level for the six months ended 30 September 2001 was €91 million. An additional goodwill amortisation charge of €100 million arises in respect of the Group's interest in associated companies, all of which relates to the Group's investment in BAT. The goodwill amortisation relating to minority interests is in respect of goodwill arising on the acquisition of Van Cleef & Arpels.

Note 2 - Exceptional items

The exceptional items appearing in the six months ended 30 September 2000 comprise the following:

(a) Gain on partial disposal of BAT preference shares

The exceptional gain of €189 million represented Richemont's gain on the partial disposal of its holding of BAT preference shares. Under the terms of the merger agreement between Richemont, Remgro Limited (Remgro is the successor company to the former Rembrandt Group Limited) and BAT, up to half of the convertible redeemable preference shares were redeemed for cash at a fixed price of £5.75 per share on 7 June 2000. As a result, Richemont and Remgro have redeemed a total of 120.8 million convertible redeemable preference shares, resulting in a cash payment to Richemont of £463 million or €741 million on 7 June 2000. The gain was calculated on the basis of the redemption proceeds less the value of the share of BAT's net assets attributable to the preference shareholding at the date of transaction together with goodwill and costs related thereto. On a consolidated basis there was no tax effect.

(b) Gain on the sale of the investment in Vivendi

The exceptional gain in the six months to 30 September 2000 represented Richemont's gain on disposal of its holding of 17.5 million shares in Vivendi. The gain of €533 million was calculated by reference to the proceeds less the carrying value of Vivendi together with costs related thereto. The Group had previously hedged the value of the investment such that the net proceeds on disposal amounted to €1 176 million. Once again, on a consolidated basis there was no tax effect.

Note 3 - Earnings per unit on a reported basis

	Sept. 2001	Sept. 2000
Earnings per unit on a reported basis – basic	€ 0.385	€ 1.825
– fully diluted	€ 0.388	€ 1.788

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the year of 558.2 million units (2000: 557.7 million) and the attributable profit of the Group of €215 million for the period (2000: €1 018 million). The number of units outstanding takes into account th[illegible] effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2000: 574.2 million units) and attributable profit for the perio[illegible] of

investment in the Group's retail network and manufacturing infrastructure, net of depreciation.

The increase in the investments in associated companies represents the increase in the Group's equity accounted share of the net assets of British American Tobacco.

Changes in unitholders' funds

	Sept. 2001 € m	Sept. 2000 € m
Profit attributable to unitholders on an adjusted basis	425	463
Goodwill amortisation	(192)	(151)
Exceptional items:	(18)	706
– gain on the sale of investment in Vivendi	-	533
– gain on partial disposal of BAT preference shares	–	189
– as reported by associated companies	(18)	(16)
Profit attributable to unitholders on a reported basis	215	1 018
Dividend declared	(168)	(133)
Unit based executive compensation scheme reserve	41	(142)
Translation and other adjustments	(15)	43
Net increase in unitholders' funds	73	786
Unitholders' funds at the beginning of the period	7 737	6 732
Unitholders' funds at the end of the period	7 810	7 518

Unitholders' funds increased by €73 million during the period, the attributable profit for the period being offset by the dividend declared and accounting adjustments.

At the annual meeting of shareholders held in September 2001, a dividend of €30 per unit (€0.30 per unit on a post-split basis) was approved, a total of €168 million being paid to unitholders on 1 October 2001.

The increase in unitholders' funds in respect of the unit-based executive compensation scheme reserve reflects the value of units sold to executives under the Group's unit purchase scheme. In the prior period, the decrease in unitholders' funds related to the buy-back of units for the purposes of the unit purchase and related option schemes, net of sales to executives.

Accounting policies

The interim financial statements have been prepared in accordance with the same accounting policies as those set out on pages 51 to 53 of the Annual Report for the year to 31 March 2001.

Richemont will implement 'IAS 39-Financial Instruments' in its financial statements for the year ending 31 March 2002. No adjustment has been made in the financial statements for the period ended 30 September 2001 to reflect the requirements of this Accounting Standard on the basis that the adjustment is not material.

Swiss Stock Exchange compliance

These interim financial statements comply with the listing rules of the Swiss Stock Exchange.

Appendix 1

Consolidated profit and loss account on a reported basis

	Notes	Sept. 2001 € m	Sept. 2000 € m
Operating profit		253	319
Goodwill amortisation	1	(91)	(48)
Exceptional items	2	-	722
Profit before net investment income / (expense) and taxation		162	993
Net investment income / (expense)		(26)	5
Profit before taxation		136	998
Taxation		(65)	(96)
Profit after taxation		71	902
Minority interests		2	1
Attributable profit of the parent and its subsidiaries		73	903
Share of attributable profit of associates		142	115
Share of attributable profit on an adjusted basis		260	236
Goodwill amortisation in respect of associates		(100)	(105)
Share of exceptional items reported by associates		(18)	(16)
Attributable profit of the Group on a reported basis	3	215	1 018

A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:

	Notes	Sept. 2001 € m	Sept. 2000 € m
Attributable profit of the Group on a reported basis		215	1 018
Elimination of goodwill amortisation	1	192	151
Reported by the parent and its subsidiaries		91	48
In respect of associates		100	105
Minority interests		1	(2)
Elimination of exceptional items		18	(706)
Gain on the sale of investment in Vivendi		-	(533)
Gain on the partial disposal of BAT preference shares		-	(189)
Items reported by BAT		18	16
Attributable profit of the Group on an adjusted basis		425	463

interest of €8 million (2000: €9 million) which would have accrued to the company had the full number of shares been outstanding during the period.

Appendix 2

Exchange rates used in preparation of this report

The results of the Group's subsidiaries and associates which do not report in euros have been translated at average rates of exchange against the euro.

Average exchange rates against the euro	6 months to 30 Sept. 2001	6 months to 30 Sept. 2000
Pounds sterling	0.62	0.61
Swiss franc	1.52	1.55
U.S. dollar	0.88	0.92
Japanese yen	107.81	98.61
Closing exchange rates against the euro	**30 Sept. 2001**	**30 Sept. 2000**
Pounds sterling	0.62	0.60
Swiss franc	1.48	1.52
U.S. dollar	0.91	0.88
Japanese yen	108.43	94.93

Notes for South African readers

Acknowledging the interest in Richemont's results on the part of South African investors, set out below are key figures from the results of both years expressed in rand. The average euro/rand exchange rate prevailing during the six months ended 30 September 2001 was 7.2512; this compares with a rate of 6.3647 during the prior year.

	Sept. 2001 Rand m	Sept. 2000 Rand m	
Sales	13 313	10 623	+ 25%
Operating profit	1 835	2 030	- 10%
Attributable profit			
- parent and subsidiaries	1 196	1 445	– 17%
- share of associated companies	1 885	1 502	+ 25%
- the Group	3 082	2 947	+ 5%
Earnings per depositary receipt, cents, (fully diluted basis)	54.7	52.4	+ 4%

Richemont Securities AG Depositary Receipts are issued subject to the terms of the Deposit Agreement dated 25 August 1988 as amended on 18 December 1992 and 28 September 2001 and, by holding Depositary Receipts, investors acknowledge that they are bound by the terms of the Deposit Agreement. Copies of the Deposit Agreement may be obtained by investors from Richemont Securities AG or Computershare Services Limited.

Copies of the Richemont interim report
may be obtained from:
Rand Merchant Bank
Cnr Fredman Drive & Rivonia Road Sandton, 2196.
Telephone: 282 8229
Telefax: 282 8215 and from
Richemont's website at
www.richemont.com

Richemont Securities AG, Zug, 14 November 2001
Share Code: RCH ISIN Code: CH0013157380

File no 82-4102

RICHEMONT

INTERIM RESULTS

Commentary

Commenting on the results, Mr Johann Rupert, Group Chief Executive said:

"Since October of last year, the luxury goods industry has experienced a slowdown in demand. In recent months this trend has been exacerbated, reflecting the worsening economic situation in the United States, Europe and Asia. The events of 11 September have clearly had a significant negative impact on the economic climate and the mood of all consumers. The outlook for the second half of the current year is therefore not promising.

Richemont's 'Maisons' have the capacity to endure these difficulties, having survived various slowdowns during the course of their respective histories. Their focus on products of enduring value in terms of jewellery, watches and writing instruments, together with the geographic balance of the Group's sales, add to their strength. This will enable them to continue to prosper once the economy improves and consumer confidence returns.

Over the past few years we have often expressed concerns about the sustainability of the 'boom economy', and have purposely avoided adding financial leverage to operating leverage. Richemont is thus in the fortunate position of having a sound balance sheet, with low financial leverage and a good cash flow from its interest in British American Tobacco. As such, the Group is well placed to weather the storm whilst continuing to invest in its underlying businesses."

Business Review

Sales and operating profit

The acquisition of Jaeger-LeCoultre, IWC and A. Lange & Söhne was completed in December 2000 and the results of these companies have been included in the Group's financial statements with effect from 1 January 2001. Sales and operating profit for the six months ended 30 September 2001 therefore include the full incremental impact of these acquisitions.

Sales in the six months under review reflected the depressed economic environment. On a like-for-like basis - reflecting sales of the newly acquired brands in the results of both the current and the prior periods - revenues to end-August 2001 showed growth of some 5 per cent. However, sales for the month of September declined by 13 per cent such that, for the six month period as a whole, like-for-like sales were 2 per cent above the level seen in the prior year. Including the results of the newly-acquired entities only in the current period, sales increased by some 10 per cent overall.

	Sept. 2001 € m	Sept. 2000 € m	
Sales	1 836	1 669	+ 10%
Cost of sales	(644)	(565)	
	[illegible]	1 104	+ 8%

Richemont, the Swiss luxury goods group, announces its unaudited results for the six months period 30 September 2001

	September 2001	September 2000	
Sales	€ 1 836 m	€ 1 669 m	+ 10%
Operating profit	€ 253 m	€ 319 m	− 21%
Attributable profit			
– parent and subsidiaries	€ 165 m	€ 227 m	− 27%
– share of associated companies	€ 260 m	€ 236 m	+ 10%
– the Group	€ 425 m	€ 463 m	− 8%
Earnings per unit – fully diluted basis	€ 0.754	€ 0.823	− 8%

The results presented above exclude the effects of goodwill amortisation and exceptional items from both periods.

- Sales increased by 10 per cent to € 1 836 million, largely reflecting the inclusion for the first time of the sales of Jaeger-LeCoultre, IWC and A. Lange & Söhne. On a like-for-like basis, sales increased by 2 per cent from the prior year's level.
- Jewellery sales - being principally through Cartier and Van Cleef & Arpels - grew by 4 per cent in the period whilst watch sales, including the sales of the acquired businesses, grew by 14 per cent. Sales of writing instruments, reflecting the continuing success of Montblanc, increased by 18 per cent.
- Sales in Europe grew by 24 per cent, or by 8 per cent adjusting for sales reported by the newly acquired brands. In Asia, sales were some 5 per cent higher, reflecting the continued strength of the Japanese market, offset by weakness in other territories. In the Americas, sales fell by 6 per cent, as a result of the particularly poor economic environment in the United States.
- Operating expenses increased by 20 per cent, reflecting the continued investment in the Group's infrastructure, marketing and communication programmes, as well as the inclusion for the first time of the newly acquired watch brands. This resulted in an overall decline of 21 per cent in operating profit.
- The Group's equity accounted share of the results of its investment in British American Tobacco amounted to € 260 million, an increase of 10 per cent over the contribution from associated companies in the prior year.
- Richemont units were split in the ratio 100 to 1 with effect from 12 November 2001. Earnings per unit for the period on a fully diluted basis, restated to reflect the split, decreased by 8 per cent from € 0.823 to € 0.754.

Sales of leather goods showed a marginal improvement, a strong performance by Montblanc in this product area being offset by a decline at Dunhill. Sales by both Cartier and Lancel showed modest increases.

Montblanc's core writing instrument business performed strongly in the period [illegible] growth reported in

	Sept. 2001 € m	Sept. 2000 € m
Operating profit	253	319
Net investment income / (expense)	(26)	5
Profit before taxation	227	324
Taxation	(65)	(96)
Profit after taxation	162	228
Minority interests	3	(1)
Attributable profit of the parent and its subsidiaries	165	227
Share of attributable profit of associates:	260	236
British American Tobacco	260	250
Hanover Direct	–	(14)
Attributable profit of the Group	425	463
Earnings per unit – basic	€0.761	€0.831
Earnings per unit – fully diluted	€0.754	€0.823

Net investment expense was €26 million during the period, compared to income of €5 million in the prior period. The realisation of part of the holding of preference shares in British American Tobacco in June 2000 gave the Group a net cash position for the latter part of the comparative period. In contrast, the Group has been in a net borrowing situation during the period under review, following the investment in Jaeger-LeCoultre, IWC and A. Lange & Söhne in December 2000. The prior period also reflected the inclusion of dividend income of €18 million from the Group's investment in Vivendi, which was subsequently sold.

Earnings per unit

Following the 100 to 1 split of Richemont units on 12 November 2001, basic earnings per unit has been calculated by reference to the weighted average number of units outstanding during the period of 558.2 million (2000: 557.7 million units) and the attributable profit of the Group on an adjusted basis of €425 million (2000: €463 million) for the period. The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2000: 574.2 million units) and attributable profit on an adjusted basis for the period of €433 million (2000: €472 million) which reflects the notional additional interest of €8 million (2000: €9 million) which would have accrued to the company had the full number of units been outstanding during the period.

Associated companies

The Group's share of the results of associated companies increased by 10 per cent to €260 million. Whereas the results for the comparative period included the Group's share of the losses reported by Hanover Direct as well as its share of the profit reported by British American Tobacco, the figure in respect of the current

The decline in the gross margin percentage from 66.1 per cent to 64.9 per cent reflects a slightly negative impact of exchange rate movements, together with a shift in the Group's sales mix towards wholesale as a result of the inclusion of Jaeger-LeCoultre, IWC and A. Lange & Söhne for the first time.

Operating expenses increased by 20 per cent in the period, reflecting the continued investment in the Group's infrastructure, marketing and communication programmes, many of which were initiated over the course of the prior financial year. Also included for the first time in the results for the period under review are the costs associated with the newly acquired watch brands.

Infrastructure investments include the costs of establishing selling and distribution organisations in a number of regions. These regional structures will provide services across all of the Group's businesses and will facilitate the integration of *the sales and distribution activities of* Jaeger-LeCoultre, IWC and A. Lange & Söhne. This will be particularly true in territories where these brands are currently under-represented.

Van Cleef & Arpels has expanded its presence in the Japanese retail market through the acquisition of its distribution network there and Lancel has moved into the important U.S. market. The significant expansion of Montblanc's retail presence, particularly in the United States, has also increased its cost base. Linked in part to the expansion of these businesses, communications costs also rose during the period under review.

Recognising the need to meet the high standards of after-sales service demanded by clients, Richemont has also invested in enhancing its capabilities in this area. New regional after-sales service centres have been opened and others expanded to offer customers a faster response time for servicing and repairs. This strategy inevitably involves an increased cost base but will ensure an even higher standard of customer service in the future.

The significant increase in operating expenses resulted in an overall decline in operating profit of some 21 per cent to €253 million.

Sales by product line

	Sept. 2001 € m	Sept. 2000 € m	
Jewellery	394	379	+ 4%
Watches	877	772	+ 14%
Gold and jewellery watches	452	374	+ 21%
Other watches	425	398	+ 7%
Leather goods	138	136	+ 1%
Writing instruments	129	109	+ 18%
Clothing and other	298	273	+ 9%
	1 836	1 669	+ 10%

Sales of jewellery product lines grew by 4 per cent over the same period last year. Cartier's classic jewellery collections, including the *Cartier de Lune* range launched in 2000, continued to perform well. The launch of the new *Alhambra* range by Van Cleef & Arpels was also well received.

Sales of watches include for the first time the results of Jaeger-LeCoultre, IWC and A. Lange & Söhne. Overall, watch sales increased by 14 per cent but, excluding the impact of acquisitions, fell by 3 per cent, reflecting a general weakness in demand. Gold and jewellery watch sales benefited from strong performances by Piaget and Vacheron Constantin together with the *Collection Privée* by Cartier.

The *Bohème* range continues to enjoy wide appeal and increased sales.

Clothing and other products have benefited from increased sales of fragrances and eyewear with new product launches from Cartier, *Dunhill and Montblanc. Chloé* has also enjoyed good growth, albeit from a small base. The repositioning of the Dunhill brand has seen a fall in sales as the transition is implemented across the company's markets.

Sales by region

	Sept. 2001 € m	Sept. 2000 € m	
Europe	815	657	+ 24%
Asia	688	658	+ 5%
Americas	333	354	– 6%
	1 836	1 669	+ 10%

In Europe, underlying sales excluding the impact of acquisitions grew by 8 per cent during the period. Jaeger-LeCoultre, IWC and A. Lange & Söhne are however strongly represented in this region such that, overall, sales increased by some 24 per cent to €815 million.

In Asia as a whole, underlying sales were broadly in line with the prior year's levels, the increase of 5 per cent being largely due to the three watch brands being included for the first time. Within the region, sales in Japan grew by 6 per cent on a like-for-like basis.

Overall, sales in the Americas fell by 6 per cent over the six month period, the depressed market conditions being exacerbated by the reaction to the events of September 11. During the month of September alone, like-for-like sales in the United States declined by 42 per cent.

Sales by distribution channel

	Sept. 2001 € m	Sept. 2000 € m	
Retail sales	722	721	–
Wholesale sales	1 114	948	+ 18%
	1 836	1 669	+ 10%

The retail distribution channel showed no growth in sales for the six month period whilst wholesale sales on a like-for-like basis, increased by 3 per cent. The 18 per cent growth in wholesale sales therefore largely reflected the inclusion of Jaeger-LeCoultre, IWC and A. Lange & Söhne for the first time. Retail sales as a percentage of total sales moved from 43 per cent to 39 per cent. This reflected the change in distribution mix due to the inclusion of the three new watch brands for the first time.

At 30 September, the Group operated some 497 owned stores with a further 272 stores operated by external partners.

Consolidated profit and loss account

The summary profit and loss account as well as the earnings per unit information set out below is presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items from the results of both periods. A reconciliation of the profit and loss account on this basis to the result on a reported basis is presented as an appendix to this announcement.

BAT preference shares, reducing its effective interest in that company from 23.3 per cent to 21.1 per cent for the latter part of that six month period. In the period under review, Richemont has equity accounted its effective [illegible] per cent interest in BAT for the full six month period.

Notwithstanding the reduction in its effective interest, Richemont's share of the results of BAT is some €10 million higher at €260 million. This reflects an increase of some 8 per cent in BAT's adjusted earnings per unit on a fully diluted basis, arguably the best measure of that company's underlying performance.

British American Tobacco performed well in the nine month period to end September. Sales volumes, at 602 billion cigarettes, were slightly above the prior year's level, with international brands increasing by more than 2 per cent in that period. BAT's key global brands achieved an overall growth of 9 per cent in the period.

Each of the company's operating regions contributed to the good overall performance. Profits were well ahead in all the main America-Pacific markets and, although market share in the US domestic business was down on the prior year, there are now some encouraging trends in the market place.

In Asia Pacific, profit increased despite deteriorating overall economic conditions in South-East Asia, while in Latin America profit benefited from good performances in several markets, where market shares were generally higher. In the Africa, Middle East and Central Asia region, excellent profit growth was combined with slightly higher volumes.

The underlying profit in Europe was also driven by volume growth, as the region *continues to build on the benefits of the merger* with Rothmans International. Volume increases reflected excellent growth in Eastern Europe, offset by market size reductions in the Netherlands, Belgium and the UK.

During the six month period under review, Richemont received a total of €228 million in dividends from BAT. This comprised both the final dividend in respect of BAT's financial year ended 31 December 2000 and the 2001 interim dividend, received in September.

Consolidated cash flow statement

	Sept. 2001 € m	Sept. 2000 € m
Operating profit	253	319
Depreciation and other non-cash items	91	47
Increase in working capital	(378)	(79)
Net cash inflow/(outflow) from operating activities	(34)	287
Dividends received from associates	228	236
Returns on investments and servicing of finance	(24)	7
Taxation paid	(117)	(64)
Net acquisitions of tangible fixed assets	(147)	(82)
Buy-back of Richemont units	–	(142)
Proceeds on redemption of BAT preference shares	–	741
Proceeds on disposal of Vivendi shares	–	1 176
Other acquisitions and investments	(154)	(226)
Net cash inflow / (outflow) before financing activities	(248)	1 933
Repayment of long-term borrowings	(69)	(677)
Equity contribution by minority	20	–
Exchange rate effects	23	(39)
Increase/(decrease) in cash, cash equivalents and short-term borrowings	(274)	1 217
Cash and cash equivalents at beginning of year	(375)	(291)
Cash and cash equivalents at end of period	(649)	926

continued

RICHEMONT

INTERIM RESULTS *(continued)*

Net cash outflow from operating activities during the period amounted to €34 million, the operating profit being more than offset by the higher level of working capital. This reflected the generally difficult trading environment and the shortfall in sales compared to planned levels.

Dividends received from associates reflects those received from BAT, being the final dividend in respect of BAT's financial year ended 31 December 2000 and the interim dividend in respect of the 2001 financial year.

Other acquisitions and investments during the period under review include the acquisition of a further 20 per cent interest in Van Cleef & Arpels, increasing the Group's effective interest from 60 per cent to 80 per cent. During the period under review, the Group has also strengthened its manufacturing base through the acquisition of Petitjean, a Swiss producer of watch components.

In June 2000, the Group put one half of its holding of BAT preference shares back to that company under the terms of the agreement relating to the merger of BAT and Rothmans International. The resultant proceeds totaled €741 million. The proceeds from the disposal of the Group's interest in Vivendi in September 2000 totaled €1 176 million.

Consolidated balance sheet

	30 Sept. 2001	31 March 2001
	€ m	€ m
Fixed assets		
Tangible	779	691
Investments in associated companies	616	507
Other investments	419	355
	1 814	1 553
Net working capital	1 589	1 482
Net operating assets	3 403	3 035
Goodwill	5 910	6 036
Net cash borrowings	(1 255)	(1 048)
Cash, cash equivalents and short-term borrowings	(649)	(375)
Long-term borrowings	(606)	(673)
Other long-term liabilities	(158)	(161)
	7 900	7 862
Capital employed		
Unitholders' funds	7 810	7 737
Minority interests	90	125
	7 900	7 862

Outlook for the year

Current trading conditions, as evidenced by the results of the first six-month period, are difficult. The effects of the global recession, compounded by more recent events, have seriously dampened consumer demand. Sales in the month of October, on a like-for-like basis, were some 8 per cent below last year's level and we do not expect to see any meaningful improvement in the critical pre-Christmas season. As in prior years, we will be commenting in mid-January on trading during the third quarter.

The programme of investment in the Group's manufacturing and distribution infrastructure, in marketing and in communication will continue. Nevertheless, additional steps have been taken to closely monitor and evaluate all administrative expenses and infrastructure programmes. In consequence, the rate of growth in operating expenses in the second six months is expected to be in the region of half that seen in the first six months. In the light of the slowdown in sales, however, we currently expect to see a significantly higher rate of decline in operating profit in the second six months compared with that reported in respect of the first half year.

We would emphasise that Richemont's long-term commitment to the development of its businesses remains unchanged. Significant investment programmes have been launched to consolidate the Group's position as a leader in the luxury watch industry. In Switzerland, the new Piaget factory in Geneva is now in full production and the construction of the third Cartier production facility in the canton of Fribourg is well advanced. Detailed design and planning work continues in respect of the new Vacheron Constantin headquarters and production centre in Geneva, whilst land has been acquired for the significant expansion of Jaeger-LeCoultre's Le Sentier factory. IWC's production capacity in Schaffhausen will also be expanded further. The Group's principal distribution facility in Fribourg, which is strategically located close to the various Swiss production centres, will also benefit from further investment and will become a focal point for the Group's IT infrastructure.

Richemont has a strong balance sheet and benefits from a significant dividend flow from its investment in British American Tobacco. The Group is, therefore, well able to weather the current economic downturn and has the resources to continue to invest in its core businesses for the future.

Whilst the current year - in contrast to the record performance seen last year - will be disappointing, we must not lose sight of the core values of the Group's businesses. Richemont's 'maisons' have a heritage, which, for most of them, goes back over a century. During that period there have been many setbacks but the inherent strength and appeal of the businesses have endured and allowed them to reach the prestigious positions they enjoy today. We therefore remain confident in the long-term potential for the future development of Richemont's businesses.

Nikolaus Senn
Chairman

Johann Rupert
Group Chief Executive

Compagnie Financière Richemont AG

Zug, 14 November 2001

Note 1 – Goodwill amortisation

The reported results reflect the Group's accounting policy of amortising goodwill through the consolidated profit and loss account. The goodwill amortisation charge at the pre-tax profit level for the six months ended 30 September 2001 was €91 million. An additional goodwill amortisation charge of €100 million arises in respect of the Group's interest in associated companies, all of which relates to the Group's investment in BAT. The goodwill amortisation relating to minority interests is in respect of goodwill arising on the acquisition of Van Cleef & Arpels.

Note 2 - Exceptional items

The exceptional items appearing in the six months ended 30 September 2000 comprise the following:

(a) Gain on partial disposal of BAT preference shares

The exceptional gain of €189 million represented Richemont's gain on the partial disposal of its holding of BAT preference shares. Under the terms of the merger agreement between Richemont, Remgro Limited (Remgro is the successor company to the former Rembrandt Group Limited) and BAT, up to half of the convertible redeemable preference shares were redeemed for cash at a fixed price of £5.75 per share on 7 June 2000. As a result, Richemont and Remgro have redeemed a total of 120.8 million convertible redeemable preference shares, resulting in a cash payment to Richemont of £463 million or €741 million on 7 June 2000. The gain was calculated on the basis of the redemption proceeds less the value of the share of BAT's net assets attributable to the preference shareholding at the date of transaction together with goodwill and costs related thereto. On a consolidated basis there was no tax effect.

(b) Gain on the sale of the investment in Vivendi

The exceptional gain in the six months to 30 September 2000 represented Richemont's gain on disposal of its holding of 17.5 million shares in Vivendi. The gain of €533 million was calculated by reference to the proceeds less the carrying value of Vivendi together with costs related thereto. The Group had previously hedged the value of the investment such that the net proceeds on disposal amounted to €1 176 million. Once again, on a consolidated basis there was no tax effect.

Note 3 - Earnings per unit on a reported basis

	Sept. 2001	Sept. 2000
Earnings per unit on a reported basis – basic	€ 0.385	€ 1.825
– fully diluted	€ 0.388	€ 1.788

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the year of 558.2 million units (2000: 557.7 million) and the attributable profit of the Group of €215 million for the period (2000: €1 018 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Tangible fixed assets increased by €88 million, largely reflecting further investment in the Group's retail network and manufacturing infrastructure, net of depreciation.

The increase in the investments in associated companies represents the increase in the Group's equity accounted share of the net assets of British American Tobacco.

Changes in unitholders' funds

	Sept. 2001 € m	Sept. 2000 € m
Profit attributable to unitholders on an adjusted basis	425	463
Goodwill amortisation	(192)	(151)
Exceptional items:	(18)	706
– gain on the sale of investment in Vivendi	-	533
– gain on partial disposal of BAT preference shares	-	189
– as reported by associated companies	(18)	(16)
Profit attributable to unitholders on a reported basis	215	1 018
Dividend declared	(168)	(133)
Unit based executive compensation scheme reserve	41	(142)
Translation and other adjustments	(15)	43
Net increase in unitholders' funds	73	786
Unitholders' funds at the beginning of the period	7 737	6 732
Unitholders' funds at the end of the period	7 810	7 518

Unitholders' funds increased by €73 million during the period, the attributable profit for the period being offset by the dividend declared and accounting adjustments.

At the annual meeting of shareholders held in September 2001, a dividend of €30 per unit (€0.30 per unit on a post-split basis) was approved, a total of €168 million being paid to unitholders on 1 October 2001.

The increase in unitholders' funds in respect of the unit-based executive compensation scheme reserve reflects the value of units sold to executives under the Group's unit purchase scheme. In the prior period, the decrease in unitholders' funds related to the buy-back of units for the purposes of the unit purchase and related option schemes, net of sales to executives.

Accounting policies

The interim financial statements have been prepared in accordance with the same accounting policies as those set out on pages 51 to 53 of the Annual Report for the year to 31 March 2001.

Richemont will implement 'IAS 39-Financial Instruments' in its financial statements for the year ending 31 March 2002. No adjustment has been made in the financial statements for the period ended 30 September 2001 to reflect the requirements of this Accounting Standard on the basis that the adjustment is not material.

Swiss Stock Exchange compliance

These interim financial statements comply with the listing rules of the Swiss Stock Exchange.

Appendix 1

Consolidated profit and loss account on a reported basis

	Notes	Sept. 2001 € m	Sept. 2000 € m
Operating profit		253	319
Goodwill amortisation	1	(91)	(48)
Exceptional items	2	-	722
Profit before net investment income / (expense) and taxation		162	993
Net investment income / (expense)		(26)	5
Profit before taxation		136	998
Taxation		(65)	(96)
Profit after taxation		71	902
Minority interests		2	1
Attributable profit of the parent and its subsidiaries		73	903
Share of attributable profit of associates		142	115
Share of attributable profit on an adjusted basis		260	236
Goodwill amortisation in respect of associates		(100)	(105)
Share of exceptional items reported by associates		(18)	(16)
Attributable profit of the Group on a reported basis	3	215	1 018

A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:

	Notes	Sept. 2001 € m	Sept. 2000 € m
Attributable profit of the Group on a reported basis		215	1 018
Elimination of goodwill amortisation	1	192	151
Reported by the parent and its subsidiaries		91	48
In respect of associates		100	105
Minority interests		1	(2)
Elimination of exceptional items		18	(706)
Gain on the sale of investment in Vivendi		-	(533)
Gain on the partial disposal of BAT preference shares		-	(189)
Items reported by BAT		18	16
Attributable profit of the Group on an adjusted basis		425	463

€223 million (2000: €1 027 million) which reflects the notional additional interest of €8 million (2000: €9 million) which would have accrued to the company had the full number of shares been outstanding during the period.

Appendix 2

Exchange rates used in preparation of this report

The results of the Group's subsidiaries and associates which do not report in euros have been translated at average rates of exchange against the euro.

Average exchange rates against the euro	6 months to 30 Sept. 2001	6 months to 30 Sept. 2000
Pounds sterling	0.62	0.61
Swiss franc	1.52	1.55
U.S. dollar	0.88	0.92
Japanese yen	107.81	98.61
Closing exchange rates against the euro	30 Sept. 2001	30 Sept. 2000
Pounds sterling	0.62	0.60
Swiss franc	1.48	1.52
U.S. dollar	0.91	0.88
Japanese yen	108.43	94.93

Notes for South African readers

Acknowledging the interest in Richemont's results on the part of South African investors, set out below are key figures from the results of both years expressed in rand. The average euro/rand exchange rate prevailing during the six months ended 30 September 2001 was 7.2512; this compares with a rate of 6.3647 during the prior year.

	Sept. 2001 Rand m	Sept. 2000 Rand m	
Sales	13 313	10 623	+ 25%
Operating profit	1 835	2 030	- 10%
Attributable profit			
- parent and subsidiaries	1 196	1 445	– 17%
- share of associated companies	1 885	1 502	+ 25%
- the Group	3 082	2 947	+ 5%
Earnings per depositary receipt, cents, (fully diluted basis)	54.7	52.4	+ 4%

Richemont Securities AG Depositary Receipts are issued subject to the terms of the Deposit Agreement dated 25 August 1988 as amended on 18 December 1992 and 28 September 2001 and, by holding Depositary Receipts, investors acknowledge that they are bound by the terms of the Deposit Agreement. Copies of the Deposit Agreement may be obtained by investors from Richemont Securities AG or Computershare Services Limited.

Copies of the Richemont interim report may be obtained from:
Rand Merchant Bank
Cnr Fredman Drive & Rivonia Road Sandton, 2196.
Telephone: 282 8229
Telefax: 282 8215 and from
Richemont's website at
www.richemont.com

Richemont Securities AG, Zug, 14 November 2001
Share Code: RCH ISIN Code: CH0013157380

File no 82-4102

RICHEMONT

TUSSENTYDSE RESULTATE

Kommentaar

Mnr Johann Rupert, hoof uitvoerende beampte van die Groep, het met verwysing na die resultate gesê:

"Die luuksegoedere-bedryf het sedert Oktober verlede jaar 'n verlangsaming in die vraag ondervind. Dié tendens is die afgelope maande vererger, wat die verslegtende ekonomiese toestand in die Verenigde State, Europa en Asië weerspieël. Die gebeurtenisse van 11 September het klaarblyklik 'n beduidende negatiewe uitwerking op die ekonomiese klimaat en die gemoedstemming van alle verbruikers gehad. Die vooruitsig vir die tweede helfte van die huidige jaar is dus nie belowend nie.

Richemont se 'Maisons' het die vermoë om dié probleme te deurstaan, want hulle het meer as een verlangsaming in die loop van hulle onderskeie geskiedenisse oorleef. Hulle fokus op produkte met blywende waarde in terme van juweliersware, horlosies en skryfinstrumente, tesame met die geografiese ewewig van die Groep se verkope, maak hulle nog sterker. Dit sal hulle in staat stel om voort te gaan om te gedy sodra die ekonomie verbeter en verbruikersvertroue terugkeer.

Ons het in onlangse jare dikwels kommer uitgespreek oor die handhaafbaarheid van die 'boom economy' en het dit doelbewus vermy om finansiële hefboom effek op bedryfshefboomeffek te voeg. Richemont is dus in die gunstige posisie dat hy 'n gesonde balansstaat het, met lae hefboomfinansiering en 'n goeie kontantvloei uit sy belang in British American Tobacco. As sodanig is die Groep in 'n goeie posisie om die storm te deurstaan terwyl hy voortgaan om in sy onderliggende besighede te belê."

Besigheidsoorsig

Verkope en bedryfswins

Die verkryging van Jaeger-LeCoultre, IWC en A. Lange & Söhne is in Desember 2000 voltooi en die resultate van hierdie maatskappye is met ingang van 1 Januarie 2001 in die Groep se finansiële state ingesluit. Verkope en bedryfswins vir die ses maande geëindig 30 September 2001 sluit dus die volle inkrementele uitwerking van dié verkrygings in.

Verkope in die ses maande onder oorsig het die bedrukte ekonomiese omgewing weerspieël. Op 'n vergelykbare-grondslag – wat verkope van die pas verkrygde handelsmerke in die resultate van sowel die huidige as die vorige tydperk weerspieël – het inkomste tot einde Augustus 2001 met ongeveer 5 persent gegroei. Verkope vir die maand September het egter met 13 persent gedaal, in so 'n mate dat vergelykbare-verkope vir die sesmaandetydperk in die geheel 2 persent hoër as die vlak van die vorige jaar was. Met insluiting van die resultate van die pas verkrygde entiteite eers in die huidige tydperk, het verkope met ongeveer 10 persent in totaal toegeneem.

	Sept. 2001 € m	Sept. 2000 € m	
Verkope	1 836	1 669	+ 10%
Koste van verkope	(644)	(565)	
Bruto marge	1 192	1 104	+ 8%
Netto bedryfsuitgawes	(939)	(785)	+ 20%

Richemont, die Switserse luuksegoedere-groep, kondig sy ongeouditeerde resultate vir die sesmaandetydperk geëindig 30 September 2001 aan

	September 2001	September 2000	
Verkope	€ 1 836 m	€ 1 669 m	+ 10%
Bedryfswins	€ 253 m	€ 319 m	- 21%
Toeskryfbare wins			
– moedermaatskappy en filiale	€ 165 m	€ 227 m	- 27%
– aandeel van geassosieerde maatskappye	€ 260 m	€ 236 m	+ 10%
– die Groep	€ 425 m	€ 463 m	- 8%
Verdienste per eenheid – ten volle verwaterde grondslag	€ 0.754	€ 0.823	- 8%

Bostaande finansiële resultate sluit nie die uitwerking van uitsonderlike items en die amortisasie van klandisiewaarde in die twee tydperke in nie.

- Verkope het met 10 persent tot €1 836 miljoen toegeneem, wat hoofsaaklik die insluiting, vir die eerste keer, van die verkope van Jaeger-LeCoultre, IWC en A. Lange & Söhne weerspieël. Op 'n gelyk-met-gelyk-grondslag het verkope met 2 persent vanaf die vorige jaar se vlak toegeneem.
- Juwelierswareverkope - hoofsaaklik deur middel van Cartier en Van Cleef & Arpels - het met 4 persent in die tydperk gegroei, terwyl horlosieverkope, insluitende die verkope van die verkreë besighede, met 14 persent gegroei het. Verkope van skryfinstrumente, wat die voortgesette sukses van Montblanc weerspieël, het met 18 persent toegeneem.
- Verkope in Europa het met 24 persent gegroei, of met 8 persent ná aanpassing met verkope wat deur die pas verkreë handelsmerke gerapporteer is. In Asië was verkope ongeveer 5 persent hoër, wat die voortgesette sterkte van die Japannese mark weerspieël, geneutraliseer deur swakheid in ander gebiede. In die Amerikas het verkope met 6 persent gedaal as gevolg van die besonder swak ekonomiese omgewing in die Verenigde State.
- Bedryfsuitgawes het met 20 persent toegeneem, wat die voortgesette belegging in die Groep se infrastruktuur-, bemarkings- en kommunikasieprogramme, sowel as die insluiting, vir die eerste keer, van die pas verkreë horlosiehandelsmerke weerspieël. Dit het tot 'n totale daling van 21 persent in bedryfswins gelei.
- Die Groep se ekwiteitsverantwoorde aandeel van die resultate van sy belegging in British American Tobacco het €260 miljoen bedra, 'n toename van 10 persent bo die bydrae uit geassosieerde maatskappye in die vorige jaar.
- Richemont-eenhede is met ingang van 12 November 2001 in die verhouding van 100 tot 1 verdeel. Verdienste per aandeel vir die tydperk op 'n ten volle verwaterde grondslag, heraangegee om die verdeling te weerspieël, het met 8 persent van €0.823 na €0.754 gedaal.

Verkope van leergoedere het 'n marginale verbetering getoon, maar 'n sterk prestasie deur Montblanc in dié produkkategorie is deur 'n daling by Dunhill geneutraliseer. Verkope deur sowel Cartier as Lancel het beskeie toenames getoon.

Montblanc se skryfinstrument-kernbesigheid het sterk gepresteer in die tydperk onder oorsig. Dit was die vernaamste rede vir die groei van 18 persent wat in hierdie [illegible]

	Sept. 2001 € m	Sept. 2000 € m
Bedryfswins	253	319
Netto beleggingsinkomste/(uitgawe)	(26)	5
Wins voor belasting	227	324
Belasting	(65)	(96)
Wins na belasting	162	228
Minderheidsbelange	3	(1)
Toeskryfbare wins van die moedermaatskappy en sy filiale	165	227
Aandeel van toeskryfbare wins van assosiate:	260	236
British American Tobacco	260	250
Hanover Direct	–	(14)
Toeskryfbare wins van die Groep	425	463
Verdienste per eenheid – basies	€0.761	€0.831
Verdienste per eenheid – ten volle verwater	€0.754	€0.823

Die netto beleggingsuitgawe was €26 miljoen gedurende die tydperk, vergeleke met inkomste van €5 miljoen in die vorige tydperk. As gevolg van die realisasie van 'n deel van die voorkeuraandeelhouding in British American Tobacco in Junie 2000 was die Groep in 'n netto kontantposisie vir die tweede deel van die vergelykende tydperk. Daarteenoor was die Groep in 'n netto leensituasie gedurende die tydperk onder oorsig, ná die belegging in Jaeger-LeCoultre, IWC en A. Lange & Söhne in Desember 2000. Die vorige tydperk het ook die insluiting van dividendinkomste van €18 miljoen uit die Groep se belegging in Vivendi, wat vervolgens verkoop is, weerspieël.

Verdienste per eenheid

Na die 100-tot-1-verdeling van Richemont-eenhede op 12 November 2001 is basiese verdienste per eenheid bereken met verwysing na die geweegde gemiddelde getal uitstaande eenhede gedurende die tydperk van 558.2 miljoen (2000: 557.7 miljoen eenhede) en die toeskryfbare wins van die Groep op 'n aangepaste grondslag van €425 miljoen (2000: €463 miljoen) vir die tydperk. Die getal uitstaande eenhede hou rekening met die uitwerking van die Groep se terugkoopprogram.

Ten volle verwaterde verdienste per eenheid word bereken met verwysing na 574.2 miljoen uitstaande eenhede (2000: 574.2 miljoen eenhede) en toeskryfbare wins op 'n aangepaste grondslag vir die tydperk van €433 miljoen (2000: €472 miljoen). Dit weerspieël die veronderstelde bykomende belang van €8 miljoen (2000: €9 miljoen) wat aan die maatskappy sou toegeval het indien die volle getal eenhede gedurende die tydperk uitstaande was.

Geassosieerde maatskappye

Die Groep se aandeel van die resultate van geassosieerde maatskappye het met 10 persent tot €260 miljoen toegeneem. Hoewel die resultate vir die vergelyk[illegible] tydperk die Groep se aandeel van die verliese wat deur Hanover Direct gerapp[illegible] is, sowel as sy aandeel van die wins wat deur British American Tobacco gerapporteer is, ingesluit het, is die [illegible]

Die daling in die brutomarge-persentasie van 66.1 persent na 64.9 persent weerspieël 'n effens negatiewe uitwerking van wisselkoersbewegings, tesame met 'n skuif in die Groep se verkoopsamestelling na groothandel as gevolg van die insluiting, vir die eerste keer, van Jaeger-LeCoultre, IWC en A. Lange & Söhne.

Bedryfsuitgawes het met 20 persent in die tydperk toegeneem. Dit weerspieël die voortgesette belegging in die Groep se infrastruktuur-, bemarkings- en kommunikasieprogramme waarvan baie in die loop van die vorige finansiële jaar begin is. Die resultate vir die tydperk onder oorsig sluit ook vir die eerste keer die koste verbonde aan die pas verkrygde horlosiehandelsmerke in.

Infrastruktuurbeleggings sluit die stigtingskoste van verkoops- en verspreidingsorganisasies in 'n aantal streke in. Hierdie streekstrukture sal dienste in al die Groep se besighede voorsien en sal die integrasie van die verkoops- en verspreidingsbedrywighede van Jaeger-LeCoultre, IWC en A. Lange & Söhne fasiliteer. *Dit sal veral geld in gebiede waar dié handelsmerke tans* onderverteenwoordig word.

Van Cleef & Arpels het sy teenwoordigheid in die Japannese kleinhandelsmark uitgebrei deur die verkryging van sy verspreidingsnetwerk daar en Lancel het tot die belangrike VSA-mark toegetree. Die aansienlike uitbreiding van Montblanc se kleinhandelsteenwoordigheid, veral in die Verenigde State, het ook sy kostebasis vergroot. Kommunikasiekoste, wat deels met die uitbreiding van dié besighede verband hou, het ook gedurende die tydperk onder oorsig gestyg.

Met die oog op die voorsiening van die hoë standaarde van naverkoopsdiens wat deur kliënte vereis word, het Richemont ook daarin belê om sy vermoëns op dié gebied te verbeter. Nuwe streek-naverkoopsdienssentrums is geopen en ander uitgebrei om vinniger diens- en herstelwerkreaksietyd aan klante te bied. Hierdie strategie behels noodwendig 'n groter kostebasis maar sal 'n nog hoër standaard van klantediens in die toekoms verseker.

Die aansienlike toename in bedryfsuitgawes het tot 'n totale daling in bedryfswins van ongeveer 21 persent na €253 miljoen gelei.

Verkope volgens produkreeks

	Sept. 2001 € m	Sept. 2000 € m	
Juweliersware	394	379	+ 4%
Horlosies	877	772	+ 14%
Goue en juwelierswarehorlosies	452	374	+ 21%
Ander horlosies	425	398	+ 7%
Leergoedere	138	136	+ 1%
Skryfinstrumente	129	109	+ 18%
Klerasie en ander	298	273	+ 9%
	1 836	1 669	+ 10%

Verkope van juwelierswareprodukreekse het met 4 persent teenoor dieselfde tydperk verlede jaar gegroei. Cartier se klassieke juwelierswareversamelings, insluitende die Cartier de Lune-reeks wat in 2000 bekend gestel is, het steeds goed gepresteer. Die bekendstelling van die nuwe Alhambra-reeks deur Van Cleef & Arpels is ook goed ontvang.

Horlosieverkope sluit vir die eerste keer die resultate van Jaeger-LeCoultre, IWC en A. Lange & Söhne in. Horlosieverkope het in totaal met 14 persent toegeneem, maar indien die uitwerking van verkrygings uitgesluit word, het dit met 3 persent gedaal, wat *'n algemene swakheid in die vraag weerspieël*. Verkope van goue en juwelierswarehorlosies het baat gevind by sterk prestasies deur Piaget en Vacheron Constantin tesame met die *Collection Privée* deur Cartier.

op sowel verkope as brutomarge-persentasies. Die Dunhill-reeks gemer. [illegible] byval, met groter verkope.

Klerasie en ander produkte het baat gevind by groter verkope van reukwater- en brilprodukte met bekendstellings van nuwe produkte deur Cartier, Dunhill en Montblanc. Chloé het ook goeie groei getoon, maar wel vanaf 'n klein basis. Die herposisionering van die Dunhill-handelsmerk het tot 'n daling in verkope gelei namate die oorgang in al die markte van die maatskappy geïmplementeer word.

Verkope volgens streek

	Sept. 2001 € m	Sept. 2000 € m	
Europa	815	657	+ 24%
Asië	688	658	+ 5%
Amerikas	333	354	– 6%
	1 836	1 669	+ 10%

In Europa het onderliggende verkope, met uitsluiting van die uitwerking van verkrygings, met 8 persent gedurende die tydperk gegroei. Jaeger-LeCoultre, IWC en A. Lange & Söhne word egter sterk verteenwoordig in dié streek, in so 'n mate dat verkope in totaal met ongeveer 24 persent tot €815 miljoen toegeneem het.

In Asië in die geheel het onderliggende verkope oor die algemeen met die vorige jaar se vlakke ooreengestem en die toename van 5 persent is hoofsaaklik daaraan toeskryfbaar dat die drie horlosiehandelsmerke vir die eerste keer ingesluit word. In dié streek het verkope in Japan met 6 persent op 'n vergelykbare-grondslag gegroei.

Verkope in die Amerikas het in totaal met 6 persent oor die sesmaandetydperk gedaal, want die bedrukte marktoestande is vererger deur die reaksie op die gebeurtenisse van 11 September. Net gedurende die maand September het vergelykbare-verkope in die Verenigde State met 42 persent gedaal.

Verkope volgens verspreidingskanaal

	Sept. 2001 € m	Sept. 2000 € m	
Kleinhandelsverkope	722	721	–
Groothandelsverkope	1 114	948	+ 18%
	1 836	1 669	+ 10%

Die kleinhandelsverspreidingskanaal het geen groei in verkope vir die sesmaandetydperk getoon nie, terwyl groothandelsverkope op 'n vergelykbare-grondslag met 3 persent toegeneem het. Die groei van 18 persent in groothandelsverkope het dus grootliks die insluiting, vir die eerste keer, van Jaeger-LeCoultre, IWC en A. Lange & Söhne ingesluit. Kleinhandelsverkope as persentasie van totale verkope het van 43 persent na 39 persent beweeg. Dit het die verandering in die verspreidingsamestelling as gevolg van die insluiting, vir die eerste keer, van die drie nuwe horlosiehandelsmerke weerspieël.

Op 30 September het die Groep ongeveer 497 winkels, wat aan hom behoort, bedryf, en 'n verdere 272 winkels word deur eksterne vennote bedryf.

Gekonsolideerde wins-en-verliesrekening

Die opgesomde wins-en-verliesrekening sowel as die inligting oor verdienste per eenheid wat hieronder uiteengesit word, word op 'n aangepaste grondslag aangebied, wat nie die uitwerking van uitsonderlike items en die amortisasie van klandisiewaarde in die resultate van die twee tydperke insluit nie. 'n Rekonsiliasie van die wins-en-verliesrekening op dié grondslag met die resultate op 'n gerapporteerde grondslag word as 'n aanhangsel by hierdie aankondiging aangebied.

aandeelhouding uitgeoefen, waardeur sy effektiewe belang in die maatskappy van 23.3 persent na 21.1 persent vir die tweede deel van daardie [illegible] *verminder is. In die tydperk onder oorsig het Richemont sy* [illegible] belang van 21.1 persent in BAT vir die volle sesmaandetydperk ekwiteitsverantwoord.

Nieteenstaande die vermindering van sy effektiewe belang is Richemont se aandeel van BAT se resultate ongeveer €10 miljoen hoër op €260 miljoen. Dit weerspieël 'n toename van ongeveer 8 persent in BAT se aangepaste verdienste per eenheid op 'n ten volle verwaterde grondslag, wat moontlik die beste maatstaf van dié maatskappy se onderliggende prestasie is.

British American Tobacco het goed gepresteer in die negemaandetydperk tot einde September. Verkoopsvolumes, op 602 miljard sigarette, was effens hoër as die vorige jaar se vlak, met internasionale handelsmerke wat met meer as 2 persent in dié tydperk toegeneem het. BAT se vernaamste globale handelsmerke het totale groei van 9 persent in die tydperk behaal.

Al die bedryfstreke van die maatskappy het tot die goeie totale prestasie bygedra. *Wins was heelwat hoër in al die vernaamste Amerika-Stille Oseaan-markte en hoewel* die markaandeel in die VSA binnelandse besigheid kleiner as die vorige jaar was, is daar nou 'n paar bemoedigende tendense in die mark.

In die Asië-Stille Oseaan-streek het wins toegeneem ten spyte van verslegtende ekonomiese toestande oor die algemeen in Suidoos-Asië, terwyl wins in Latyns-Amerika baat gevind het by goeie prestasies in verskeie markte, waar die markaandeel oor die algemeen effens hoër was. In die streek Afrika, Midde-Ooste en Sentraal-Asië was uitstekende winsgroei met effens hoër volumes gekombineer.

Die onderliggende wins in Europa is ook deur volumegroei gedryf, omdat die streek voortgaan om die voordele van die samesmelting met Rothmans International te benut. Volumetoenames het uitstekende groei in Oos-Europa weerspieël, geneutraliseer deur markgrootte-afnames in Nederland, België en die VK.

Gedurende die sesmaandetydperk onder oorsig het Richemont dividende van €228 miljoen in totaal uit BAT ontvang. *Dit het sowel die einddividend ten opsigte* van BAT se finansiële jaar geëindig 31 Desember 2000 as die tussentydse dividend vir 2001, wat in September ontvang is, behels.

Gekonsolideerde kontantvloeistaat

	Sept. 2001 € m	Sept. 2000 € m
Bedryfswins	253	319
Depresiasie en ander nie-kontantitems	91	47
Toename in bedryfskapitaal	(378)	(79)
Netto kontantinvloei/(uitvloei) uit bedryfswerksaamhede	(34)	287
Dividende ontvang van assosiate	228	236
Opbrengste op beleggings en betaal van finansiering	(24)	7
Belasting betaal	(117)	(64)
Netto verkrygings van tasbare vaste bates	(147)	(82)
Terugkoop van Richemont-eenhede	–	(142)
Opbrengs by aflossing van BAT-voorkeuraandele	–	741
Opbrengs by verkoop van Vivendi-aandele	–	1 176
Ander verkrygings en beleggings	(154)	(226)
Netto kontantinvloei/(uitvloei) voor finansieringsbedrywighede	(248)	1 933
Terugbetaling van langtermynlenings	(69)	(677)
Ekwiteitsbydrae deur minderheid	20	–
Wisselkoersuitwerking	23	(39)
Toename/(afname) in kontant, kontantekwivalente en korttermynlenings	(274)	1 217
Kontant en kontantekwivalente aan begin van tydperk	(375)	(291)
Kontant en kontantekwivalente aan einde van tydperk	(649)	926

vervolg

RICHEMONT

TUSSENTYDSE RESULTATE *(vervolg)*

Die netto kontantuitvloei uit bedryfswerksaamhede gedurende die tydperk het €34 miljoen bedra en die bedryfswins is meer as geneutraliseer deur die hoër vlak van bedryfskapitaal. Dit het die algemeen moeilike handelsomgewing en die tekort in verkope, vergeleke met beplande vlakke, weerspieël.

Dividende uit assosiate ontvang weerspieël dié wat uit BAT ontvang is, synde die einddividend ten opsigte van BAT se finansiële jaar geëindig 31 Desember 2000 en die tussentydse dividend ten opsigte van die 2001 finansiële jaar.

Ander verkrygings en beleggings gedurende die tydperk onder oorsig sluit die verkryging van 'n verdere belang van 20 persent in Van Cleef & Arpels in, wat die Groep se effektiewe belang van 60 persent tot 80 persent vergroot. Gedurende die tydperk onder oorsig het die Groep ook sy vervaardigingsbasis verstewig deur die verkryging van Petitjean, 'n Switserse produsent van horlosiekomponente.

In Junie 2000 het die Groep die helfte van sy BAT-voorkeuraandeelhouding aan dié maatskappy terugverkoop ingevolge die ooreenkoms met betrekking tot die samesmelting van BAT en Rothmans International. Die gevolglike opbrengs het €741 miljoen in totaal bedra. Die opbrengs uit die verkoop van die Groep se belang in Vivendi in September 2000 het €1 176 miljoen bedra.

Gekonsolideerde balansstaat

	30 Sept. 2001	31 Maart 2001
	€ m	€ m
Vaste bates		
Tasbare	779	691
Beleggings in geassosieerde maatskappye	616	507
Ander beleggings	419	355
	1 814	1 553
Netto bedryfskapitaal	1 589	1 482
Netto bedryfsbates	3 403	3 035
Klandisiewaarde	5 910	6 036
Netto kontantlenings	(1 255)	(1 048)
Kontant, kontantekwivalente en korttermynlenings	(649)	(375)
Langtermynlenings	(606)	(673)
Ander langtermynaanspreeklikhede	(158)	(161)
	7 900	7 862
Kapitaal aangewend		
Eenheidhouersfondse	7 810	7 737
Minderheidsbelange	90	125
	7 900	7 862

Tasbare vaste bates het met €88 miljoen toegeneem, wat grotendeels verdere belegging in die Groep se kleinhandelsnetwerk en vervaardigingsinfrastruktuur, na aftrekking van depresiasie, weerspieël.

Die toename in beleggings in geassosieerde maatskappye verteenwoordig die

Vooruitsigte vir die jaar

Huidige handelstoestande is moeilik, soos blyk uit die resultate van die eerste sesmaandetydperk. Die uitwerking van die wêreldwye resessie, wat deur meer onlangse gebeurtenisse vererger is, het die verbruikersvraag erg gedemp. Verkope in die maand Oktober, op 'n vergelykbare-grondslag, was ongeveer 8 persent laer as verlede jaar se vlak en ons verwag nie dat daar enige betekenisvolle verbetering in die kritieke tydperk voor Kersfees sal wees nie. Soos in vorige jare sal ons in middel Januarie kommentaar lewer oor handelsbedrywighede gedurende die derde kwartaal.

Die program van belegging in die Groep se vervaardigings- en verspreidingsinfrastruktuur, in bemarking en in kommunikasie sal voortduur. Bykomende stappe is nietemin gedoen om alle administratiewe uitgawes en infrastruktuurprogramme nougeset te moniteer en te evalueer. Daar word gevolglik verwag dat die groeikoers van bedryfsuitgawes in die tweede ses maande ongeveer die helfte sal wees van dié van die eerste ses maande. In die lig van die verlangsaming in verkope verwag ons egter tans dat bedryfswins in die eerste halfjaar teen 'n aansienlik hoër koers sal daal, vergeleke met dié wat ten opsigte van die eerste halfjaar gerapporteer is.

Ons wil beklemtoon dat Richemont se langtermynverbintenis tot die ontwikkeling van sy besighede onveranderd bly. Aansienlike beleggingsprogramme is van stapel gestuur om die Groep se posisie as 'n leier in die luuksehorlosie-bedryf te konsolideer. In Switserland is die nuwe Piaget-fabriek in Genève nou vol in produksie en daar is reeds ver gevorder met die bou van die derde Cartier-produksiefasiliteit in die kanton Fribourg. Breedvoerige ontwerp- en beplanningswerk gaan voort ten opsigte van die nuwe Vacheron Constantin-hoofkantoor en produksiesentrum in Genève, en grond is verkry vir die aansienlike uitbreiding van Jaeger-LeCoultre se Le Sentier-fabriek. IWC se produksiekapasiteit in Schaffhausen sal ook verder uitgebrei word. Die Groep se vernaamste verspreidingsfasiliteit in Fribourg, met sy strategiese ligging naby die verskillende Switserse produksiesentrums, sal ook baat vind by verdere belegging en sal 'n fokuspunt vir die Groep se IT-infrastruktuur word.

Richemont het 'n sterk balansstaat en vind baat by 'n beduidende dividendvloei uit sy belegging in British American Tobacco. Die Groep is gevolglik goed in staat om die huidige ekonomiese afswaai te deurstaan en het die middele om voort te gaan om met die oog op die toekoms in sy kernbesighede te belê.

Hoewel die huidige jaar – in teenstelling met die rekordprestasie van verlede jaar – teleurstellend sal wees, moet ons nie die kernwaardes van die Groep se besighede uit die oog verloor nie. Richemont se 'maisons' het 'n erfenis wat, in die geval van die meeste van hulle, meer as 'n eeu terugdateer. Gedurende dié tydperk was daar baie terugslae, maar die inherente sterkte en aantrekkingskrag van die besighede het voortgeduur en hulle in staat gestel om die vername posisies wat hulle vandag beklee, te bereik. Ons bly dus vol vertroue wat die langtermynpotensiaal vir die toekomstige ontwikkeling van Richemont se besighede betref.

Nikolaus Senn
Voorsitter

Johann Rupert
Hoof uitvoerende beampte van Groep

Compagnie Financière Richemont AG

Zug, 14 November 2001

Aanhangsel 1

Aantekeninge 1 – Amortisasie van klandisiewaarde

Die gerapporteerde resultate weerspieël die Groep se rekeningkundige beleid om klandisiewaarde deur middel van die gekonsolideerde wins-en-verliesrekening te amortiseer. Die klandisiewaarde-amortisasiedebiet op die vlak van voorbelastingwins vir die jaar geëindig 30 September 2001 was €91 miljoen. 'n Bykomende klandisiewaarde-amortisasiedebiet van €100 miljoen ontstaan ten opsigte van die Groep se belang in geassosieerde maatskappye, wat almal verband hou met die Groep se belegging in BAT. Die amortisasie van klandisiewaarde met betrekking tot minderheidsbelange is ten opsigte van klandisiewaarde wat by die verkryging van Van Cleef & Arpels ontstaan het.

Aantekeninge 2 – Uitsonderlike items

Die uitsonderlike items wat in die ses maande geëindig 30 September 2000 verskyn, behels die volgende:

(a) Wins by gedeeltelike verkoop van BAT-voorkeuraandele

Die uitsonderlike wins van €189 miljoen verteenwoordig Richemont se wins by die gedeeltelike verkoop van sy BAT-voorkeuraandeelhouding. Ingevolge die bepalings van die samesmeltingsooreenkoms tussen Richemont, Remgro Beperk (Remgro is die opvolgermaatskappy van die voormalige Rembrandt Groep Beperk) en BAT is tot die helfte van die omskepbare aflosbare voorkeuraandele op 7 Junie 2000 vir kontant teen 'n vaste prys van £5.75 afgelos. Richemont en Remgro het gevolglik 120.8 miljoen omskepbare aflosbare voorkeuraandele in totaal afgelos, wat 'n kontantbetaling van £463 miljoen of €741 miljoen aan Richemont op 7 Junie 2000 tot gevolg gehad het. Die wins is bereken op die grondslag van die aflossingsopbrengs min die waarde van die aandeel van BAT se netto bates toeskryfbaar aan die voorkeuraandeelhouding op die transaksiedatum, tesame met klandisiewaarde en koste wat daarmee verband hou. Op 'n gekonsolideerde grondslag was daar geen belastinguitwerking nie.

(b) Wins by die verkoop van belegging in Vivendi

Die uitsonderlike wins in die ses maande tot 30 September 2000 het Richemont se wins by die verkoop van sy aandeelhouding van 17.5 miljoen aandele in Vivendi verteenwoordig. Die wins van €533 miljoen is bereken met verwysing na die opbrengs min die drawaarde van Vivendi tesame met koste wat daarmee verband hou. Die Groep het die waarde van die belegging vantevore so verskans dat die netto opbrengs by verkoop €1 176 miljoen bedra het. Weer was daar op 'n gekonsolideerde grondslag geen belastinguitwerking nie.

Aantekening 3 – Verdienste per eenheid op 'n gerapporteerde grondslag

	Sept. 2001	Sept. 2000
Verdienste per eenheid op 'n gerapporteerde grondslag – basies	€ 0.385	€ 1.825
– ten volle verwater	€ 0.388	€ 1.788

Basiese verdienste per eenheid is bereken met verwysing na die geweegde gemiddelde getal uitstaande eenhede gedurende die jaar van 558.2 eenhede (2000: 557.7 miljoen) en die toeskryfbare wins van die Groep van €215 miljoen vir die tydperk (2000: €1 018 miljoen). Die getal uitstaande eenhede hou rekening met die uitwerking [illegible] die Groep se terugkoopprogram.

Ten volle verwaterde verdienste per eenheid word bereken met verwysing na

[illegible]

Veranderings in eenheidhouersfondse

Die onderstaande tabel illustreer die beweging van eenheidhouers fondse gedurende die jaar

	Sept. 2001 € m	Sept. 2000 € m
Wins toeskryfbaar aan eenheidhouers op 'n aangepaste grondslag	425	463
Amortisasie van klandisiewaarde	(192)	(151)
Uitsonderlike items:	(18)	706
– wins by die verkoop van belegging in Vivendi	-	533
– wins by gedeeltelike verkoop van BAT-voorkeuraandele	-	189
– soos deur geassosieerde maatskappye gerapporteer	(18)	(16)
Wins toeskryfbaar aan eenheidhouers op 'n gerapporteerde grondslag	215	1 018
Dividend verklaar	(168)	(133)
Eenheidgebaseerde vergoedingskermareserwe vir uitvoerende beamptes	41	(142)
Omrekenings- en ander aanpassings	(15)	43
Netto toename in eenheidhouersfondse	73	786
Eenheidhouersfondse aan die begin van die tydperk	7 737	6 732
Eenheidhouersfondse aan die einde van die tydperk	**7 810**	**7 518**

Eenheidhouersfondse het met €73 miljoen gedurende die tydperk toegeneem en die toeskryfbare wins vir die tydperk is deur die dividend wat verklaar is en rekeningkundige aanpassings geneutraliseer.

Op die jaarvergadering van aandeelhouers wat in September 2001 gehou is, is 'n dividend van €30 per eenheid (€0.30 per eenheid op 'n ná-verdeling-grondslag) goedgekeur en €168 miljoen in totaal is op 1 Oktober 2001 aan eenheidhouers betaal.

Die toename in eenheidhouersfondse ten opsigte van die eenheidgebaseerde vergoedingskemareserwe vir uitvoerende beamptes weerspieël die waarde van eenhede wat ooreenkomstig die Groep se eenheidkoopskema aan uitvoerende beamptes verkoop is. In die vorige tydperk het die afname in eenheidhouersfondse met die terugkoop van eenhede vir die doeleindes van die eenheidkoop- en verwante opsieskemas, na aftrekking van verkope aan uitvoerende beamptes, verband gehou.

Rekeningkundige beleid

Die tussentydse finansiële state is in ooreenstemming met dieselfde rekeningkundige beleid wat op bladsye 51 tot 53 van die jaarverslag vir die jaar tot 31 Maart 2001 uiteengesit is, opgestel.

Richemont sal "IAS 39 Finansiële Instrumente" in sy finansiële state vir die jaar eindigende 31 Maart 2002 implementeer. Geen aanpassing is in die finansiële state vir die tydperk geëindig 30 September 2001 aangebring om die vereistes van hierdie rekeningkundige standaard te weerspieël nie, omdat daar geag word dat die aanpassing nie wesenlik is nie.

Nakoming van reëls van Switserse Aandelebeurs

Hierdie tussentydse finansiële state kom die noteringsreëls van die Switserse Aandelebeurs na.

Gekonsolideerde wins-en-verliesrekening op 'n gerapporteerde grondslag

	Aantekeninge	Sept. 2001 € m	Sept. 2000 € m
Bedryfswins		253	319
Amortisasie van klandisiewaarde	1	(91)	(48)
Uitsonderlike items	2	-	722
Wins voor netto beleggingsinkomste/(uitgawe) en belasting		162	993
Netto beleggingsinkomste/(uitgawe)		(26)	5
Wins voor belasting		136	998
Belasting		(65)	(96)
Wins na belasting		71	902
Minderheidsbelange		2	1
Toeskryfbare wins van die moedermaatskappy en sy filiale		73	903
Aandeel van toeskryfbare wins van assosiate		142	115
Aandeel van toeskyfbare wins op 'n aangepaste grondslag		260	236
Amortisasie van klandisiewaarde ten opsigte van assosiate		(100)	(105)
Aandeel van uitsonderlike items deur assosiate gerapporteer		(18)	(16)
Toeskryfbare wins van die Groep op 'n gerapporteerde grondslag	3	215	1 018

Hier volg 'n samevatting van die uitwerking van uitsonderlike items en die amortisasie van klandisiewaarde op wins toeskryfbaar aan eenheidhouers:

	Aantekeninge	Sept. 2001 € m	Sept. 2000 € m
Toeskryfbare wins van die Groep op 'n gerapporteerde grondslag		215	1 018
Uitskakeling van amortisasie van klandisiewaarde	1	192	151
Deur die moedermaatskappy en sy filiale gerapporteer		91	48
Ten opsigte van assosiate		100	105
Minderheidsbelange		1	(2)
Uitskakeling van uitsonderlike items		18	(706)
Wins by die verkoop van belegging in Vivendi		-	(533)
Wins by die gedeeltelike verkoop van BAT-voorkeuraandele		-	(189)
Items deur BAT gerapporteer		18	16
Toeskryfbare wins van die Groep op 'n aangepaste grondslag		425	463

veronderstelde bykomende belang van €8 miljoen (2000: €[illegible]) [illegible] aan die maatskappy sou toegeval het indien die volle getal aandele [illegible] die tydperk uitstaande was, weerspieël.

Aanhangsel 2

Wisselkoerse by opstelling van hierdie verslag gebruik

Die resultate van die Groep se filiale en assosiate wat nie in [illegible] verslag doen nie, is teen gemiddelde wisselkoerse teenoor die euro omgereken.

Gemiddelde wisselkoerse teenoor die euro	6 maande tot 30 Sept. 2001	6 maande tot 30 Sept. 2000
Pond sterling	0.62	[illegible]
Switserse frank	1.52	1.55
VSA-dollar	0.88	0.92
Japannese jen	107.81	98.61
Sluitingswisselkoers teen die euro	**30 Sept. 2001**	**30 Sept. 2000**
Pond sterling	0.62	0.60
Switserse frank	1.48	1.52
VSA-dollar	0.91	0.88
Japannese jen	108.43	94.93

Aantekeninge vir Suid-Afrikaanse lesers

Aangesien Suid-Afrikaanse beleggers in Richemont se resultate belang stel, word die vernaamste syfers uit die resultate van albei jare hieronder in rand uitgedruk. Die gemiddelde heersende euro/rand-wisselkoers gedurende die ses maande geëindig 30 September 2001 was 7.2512, vergeleke met 'n koers van 6.3647 gedurende die vorige jaar.

	Sept. 2001 Rand m	Sept. 2000 Rand m	
Verkope	**13 313**	10 623	+ 25%
Bedryfswins	**1 835**	2 030	- 10%
Toeskryfbare wins			
– moedermaatskappy en filiale	**1 196**	1 445	– 17%
– aandeel van geassosieerde maatskappye	**1 885**	1 502	+ 25%
– die Groep	**3 082**	2 947	+ 5%
Verdienste per depositobewys, sent (ten volle verwaterde grondslag)	**54.7**	52.4	+ 4%

Richemont Securities AG-depositobewyse word onderworpe aan die bepalings van die Deposito-ooreenkoms gedateer 25 Augustus 1988, soos op 18 Desember 1992 en 28 September 2001 gewysig, uitgereik en beleggers erken, deurdat hulle depositobewyse hou, dat hulle deur die bepalings van die Deposito-ooreenkoms gebind word. Beleggers kan afskrifte van die Deposito-ooreenkoms van Richemont Securities AG of Computershare Services Beperk verkry.

Afskrifte van die Richemont tussentydse resulate sal beskikbaar wees by:
Rand Aksepbank, Hoek van Fredmanrylaan en Rivoniaweg, Sandton, 2196.
Telefoon: 282 8229
Telefaks: 282 8215 en vanaf Richemont se webblad by www.richemont.com

Richemont Securities AG, Zug, 14 November 2001

Aandelekode: RCH ISIN-kode: CH0013157380